OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

G3C Technologies Corporation

233 Mt. Airy Road Suite 100
Basking Ridge, NJ 07920

http://www.g3ct.com



167 shares of Class B Non-Voting Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 17,833* shares of Class B Non-Voting Common stock ($1,069,980)

**Maximum number of shares subject to adjustment for bonus shares. See share price discount bonus below.*

Minimum 167 shares of Class B Non-Voting Common stock ($10,020)

Company	G3C Technologies Corporation
Corporate Address	233 Mt. Airy Road Suite 100, Basking Ridge New Jersey 07920
Description of Business	G3C Technologies Corporation (G3CT) is developing, testing and patenting innovative technologies for converting scrap tires into carbon black, which has high market demand. G3CT markets such technologies to achieve a worldwide processing of scrap tires and to significantly reduce production of virgin carbon black that is using scarce natural resources i.e. oil and gas.
Type of Security Offered	Class B Non-Voting Common Stock
Purchase Price of Security Offered	$60.00
Minimum Investment Amount (per investor)	$540.00

Perks*

Invest at least $1,000 and you will receive a G^{3}C windbreaker

Invest at least $2,100 and you will get **10%** discount on your price per share (e.g. if you invest $2,100 your price per share will be $55.26)

Invest at least $5,000 and you will get **14%** discount on your price per share (e.g. if you invest $5,040 your price per share will be $53.05)

Invest at least $10,000 and you will get **18%** discount on your price per share (e.g. if you invest $10,020 your price per share will be $50.86)

Invest at least $20,000 and you will get **22%** discount on your price per share (e.g. if

you invest $20,040 your price per share will be $49.24)

Invest at **least $40,000** and you will get **26%** discount on your price per share (e.g. if you invest $40,020 your price per share will be $47.64).

* Perks delivery occur after the offering is completed.

** Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

The 10% Bonus for StartEngine Shareholders

G3C Technologies Corporation will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering **within a 24-hour window of their campaign launch date.** This means you will receive a bonus for any shares you purchase in addition to all other discounts, i.e. you will receive a bonus for any shares you purchase. For example: if you buy 10 Common Non-Voting Shares at $60 / share, you will receive 1 Common Non-Voting bonus shares, meaning you'll own 11 shares for $600. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


THE COMPANY AND ITS BUSINESS


The company's business

Description of Business

The Company began as Long Arc Technologies Corporation and was organized on February 25, 2015 in the State of New Jersey. In October 6, 2017, the certificate of incorporation was amended and restated to change the name of the Company to G3C

Technologies Corporation. The Company's headquarters are located in Basking Ridge, New Jersey.

G3C Technologies Corporation (G3CT) is developing, testing and patenting innovative technologies for converting scrap tires into carbon black, which has high market demand. G3CT markets such technologies to achieve a worldwide processing of scrap tires and to significantly reduce production of virgin carbon black that is using scarce natural resources i.e. oil and gas.

Development Stage

The Company has completed the R&D for the G3C Conversion Process and is currently in the beginning of commercialization of this technology. The Company has also started the R&D for the G3C recovered Carbon Black (rCB) products to develop the range of rCBs with high market demand and value.

Sales, Supply Chain, & Customer Base

We are in the technology commercialization phase and do not have customers at this time.

Competition

At this time no Tire to rCB Conversion company claimed that they are capable to produce high grade rCB (i.e. with high surface area and high structure). G3CT has already demonstrated a capability to produce some high grades and has a potential to replace major virgin high grade carbon black suitable for tire treads and specialty semi-conductive applications.

In the lower grade rCB market (i.e. rCB for tire carcass, hoses, gaskets, belts, etc.) we have only few competitors, which are still approaching their maturity.

Liabilities and Litigation

The Company is not currently involved in any legal proceedings.

We have issued $1,000,000 of a convertible note to LBIT 2002 LLC on September 26, 2017 at favorable terms to the company at 1.29% interest per annum, compounded annually. Unless converted into conversion shares, the maturity date is June 30, 2019. We do not plan on proceeds of this offering being used toward paying down that debt.

We have issued $500,000 of a convertible note to LBIT 2002 LLC on June 15, 2018 at favorable terms to the company at 2.34% interest per annum, compounded annually. Unless converted into conversion shares, the maturity date is March 15, 2020. We do not plan on proceeds of this offering being used toward paying down that debt.

Ownership Details

LBIT 2002 LLC holds 100,000 Series A Preferred shares directly. Each of Access Industries Management, LLC and Len Blavatnik may be deemed to beneficially own and share voting and investment power over the Series A Preferred shares held directly by LBIT 2002 LLC because Access Industries Management, LLC controls LBIT 2002 LLC, and Mr. Blavatnik controls Access Industries Management, LLC. Each of the Reporting Persons and each of their affiliated entities and the officers, partners, members, and managers thereof, disclaims beneficial ownership of the shares held directly by LBIT 2002 LLC.

The team

Officers and directors

Dr. Vitaly Khusidman	Founder, CEO, and Director
Frank Hsu	SVP Business Development
Alex Khusidman	SVP Engineering

Dr. Vitaly Khusidman
Dr. Vitaly Khusidman is a serial innovator in process control and information technology, having engineered and commissioned sorting systems for FedEx, DHL and USPS hubs, led international focus groups, developed technology offering for a Fortune 500 company, and consulted a number of large financial and insurance companies. Until August 2017, Dr. Khusidman has also provided part-time consulting services not related to G3CT business via a consulting firm Knowledge Vitality, where he served as a President. Dr. Khusidman is responsible for the G3CT strategic direction and positioning on the market as well as strategic partnerships, and he oversees and is deeply involved in all technology development including Intellectual Property development and management. Dr. Khusidman has been founder, director, and CEO of G3C Technology Corporation since 2015.

Frank Hsu
Mr. Frank Hsu is a professional engineer with intensive background in the fields of environmental engineering and waste-to-energy with hands-on experience in the areas of engineering design, project planning and execution, plant construction and operation, sales and marketing, and general management. In addition to a sound engineering and business management background, Mr. Hsu also has extensive experience in international sales and marketing as well as business development. Mr. Hsu is a licensed professional engineer (in both the United States and Taiwan) with advanced degree in environmental engineering and business management. Mr. Hsu, being retired executive was involved with G3CT part time from January 2016 through December 2017. Starting January 2018 Frank is a full-time G3CT employee.

Alex Khusidman

Mr. Alex Khusidman is a hands-on design engineering manager and technology executive with 25 years of experience in development and commissioning complex engineering solutions and program management. After graduating from Drexel University, Mr. Khusidman was leading design of electronic circuits software and industrial control systems, as well as entire systems engineering projects. Mr. Khusidman has extensive experience in setting up and running engineering function in start-up companies. Until December 2017 he was leading controls product development as a Director Engineering at Westcomm, Inc. Mr. Khusidman joined G3CT in January 2018 as a full-time employee. Mr. Khusidman is leading the efforts of the design and manufacturing of G³C technology equipment, and electrical and control systems.

Number of Employees: 3

Related party transactions

The Company operates out of the Chief Executive Officer's primary residence. Commencing in January 2018, under a verbal agreement, the Company pays approximately $4,500 a month to the Chief Executive Officer for the use of the residence, automobile and secretarial services. We have issued $1,000,000 of a convertible note to LBIT 2002 LLC on September 26, 2017 at favorable terms to the company at 1.29% interest per annum, compounded annually. Unless converted into conversion shares, the maturity date is June 30, 2019. We do not plan on proceeds of this offering being used toward paying down that debt. We have issued $500,000 of a convertible note to LBIT 2002 LLC on June 15, 2018 at favorable terms to the company at 2.34% interest per annum, compounded annually. Unless converted into conversion shares, the maturity date is March 15, 2020. We do not plan on proceeds of this offering being used toward paying down that debt.


RISK FACTORS


These are the principal risks that related to the company and its business:

- **Risk from Strong Competition** Competition from virgin carbon black producers – With the advantages of much lower cost of raw material we will enjoy significant price advantages over the traditional carbon black producer due to their use of crude oil as raw material. After the initial market acceptance period, which is typical for all new technologies, our rCB is expected to take over a significant portion of the market that is presently fully occupied by the virgin carbon black producers. However, there is a risk of us losing our price competition advantage if the world crude oil price drops significantly. Competition from existing rCB producers – Our competition will be mainly from the Generation 2 rCB producers that are only capable of producing low grade rCB. Since G3C is the only known representative of Generation 3 technologies, which has potential to produce high grade rCB , there will be no rCB competition for the high grade CB market. The only risk is that our rCB competitors gain the ability to produce high grade rCB. Competition for specialty conductive rCB – G3CT, the first and only owner of the Generation 3 technology (our patented G3C Technology), has the unique and unchallenged (by any rCB producer position) in the specialty conductive CB market. The only risk is that our rCB competitors gain the ability to produce specialty conductive rCB.

- **Failure to Raise More Capital in Case of Future Net Operating Loss** As of December 31, 2017, the Company had net operating loss carry forwards of approximately $1.1 million that may be offset against future taxable income through 2035. Our failure to raise additional capital could have a negative impact on not only our financial condition but also our ability to execute our business plan. It is likely that the Company will need to raise additional capital in the future. If the Company is unable to raise the funds needed it may be unable to succeed as a business.

- **Insufficient Marketing** If the Company fails to effectively promote the G3C Technology and gain market recognition, our future revenue and profitability will be limited.

- **Insufficient R&D** Since its inception in 2015 the Company has been totally engaged in R&D for the innovative G3C Technology which has produced recovered Carbon Black (rCB) with distinguished colloidal properties (i.e. surface area and structure). Continued R&D to perfect the technology and to develop commercial products with desirable behavior in polymers (i.e. rubber and plastic) is essential to the Company's future business. Future R&D effort will be needed to improve the technology and to develop new and even higher value products. Company's failure to complete the R&D effort will limit Company's ability to succeed in the market.

- **Personnel Risk** As typical of all startup entities, the Company's success is highly dependent on its Chief Executive Officer, Dr. Vitaly Khusidman, Founder and CEO. Dr. Khusidman is key to the Company's strategic direction, personnel & financial management, and R&D effort. Dr. Khusidman is an at-will employee with 200,000 shareholdings (56.7%). The loss of Dr. Khusidman will adversely affect the Company's business operation, financial wellness, and operating results. In addition, the Company's future success is highly dependent on the continued service of its executive officers, as well as its ability to recruit more high caliber sales, research and development personnel. The Company has been leveraging on the highly qualified technical personnel and excellent research facility in the Republic of Georgia at a fraction of the US cost. In case of the loss of the Georgia team will the Company will have to hire equally qualified personnel in USA and to use US research facilities causing significant increase in operating expenses.

- **Intellectual Property Protection Risk** The Company's commercial success will depend substantially on superior and exclusive technological position secured by its patents and other intellectual property rights. However, the Company's intellectual property rights and proprietary rights may not adequately protect its technological exclusivity. The Company will be able to protect its intellectual property from unauthorized use by third parties only to the extent that these assets are covered by valid and enforceable patents, trademarks, copyrights or other intellectual property rights, or are effectively maintained as trade secrets.

As of the date of this filing, the Company has been awarded a US patent and has filed national phase applications in Europe, China, India and Canada. The Company's patents may not be sufficiently broad to prevent others from developing competing products, services technologies, or designs. No consistent policy regarding the breadth of patent claims has emerged to date in the United States and the Company expects the landscape for patent protection for its products, services technologies, and designs to continue to be uncertain. Intellectual property protection and patent rights outside of the United States are even less predictable. As a result, the validity and enforceability of patents cannot be predicted with certainty. Moreover, the Company cannot be certain whether (a) others will independently develop similar or alternative products, technologies, services or designs or duplicate any of its products, technologies, services or designs, (b) it will develop proprietary products, services, technologies or designs that are patentable, or (c) the patents of others will have an adverse effect on its business. The patents issued and/or assigned to the Company and those that may be issued and/or assigned to the Company in the future may be challenged, invalidated, rendered unenforceable or circumvented and the rights granted under any issued patents may not provide the Company with proprietary protection or competitive advantages. Moreover, third parties could practice the Company's present and future inventions in territories where the Company has no patent protection or in territories where they could obtain a compulsory license to the Company's technology where patented. Such third parties may then try to import products made using the Company's inventions into the United States or other territories. Additional uncertainty may result from potential passage of patent legislation by the U.S. Congress, legal precedent by the U.S. Federal Circuit Courts and Supreme Court as they determine legal issues concerning the scope and construction of patent claims and inconsistent interpretation of patent laws by the lower courts. The laws of certain countries do not protect intellectual property and proprietary rights to the same extent as the laws of the United States. The Company may not be able to protect its products, services, technologies, and designs adequately against unauthorized third-party copying, infringement or use, thus compromising its competitive position. Any proceedings or lawsuits that the Company initiates could be expensive, time consuming and distractive. Additionally, the Company may provoke third parties to assert claims against its intellectual property rights. These claims could invalidate or narrow the scope of the Company's intellectual property rights. The Company may not prevail in any proceedings or lawsuits that it initiates and the damages or other remedies awarded may be significant. The occurrence of any of these events may adversely affect the Company's business, financial condition, and operating results.

- **Natural disaster** Catastrophic events, including natural disasters, could disrupt and cause harm to the Company's business. A catastrophic event that results in disruption of the Company's business operations could severely affect the Company's future operating results.
- **Political Instability** The company has been conducting its key R&D and technology commercialization activities in the Republic of Georgia. Political

instability in the Republic of Georgia, a strong ally of the USA, is not likely but still possible. Such instability, if occurs, may cause negative impacts to G3CT operations in Georgia and harm the overall G3CT operation.

- **Risk of no immediate return** The Company plans to retain all future earnings by not paying dividends in order to finance the expansion of its business. As a result, investors may only receive a return on their investment in Class B Non-Voting Common Stock.

- **Risk of decrease of the future revenue/profit** If the Company raises additional funds through collaboration, licensing, or other similar arrangements, then it may be necessary to relinquish potentially valuable rights to the Company's current and future products, proprietary technologies, or grant licenses on unfavorable terms. Such arrangements may decrease the Company's future revenue/profit and reduce the Company's net worth.

- **Risk of failure in the offering** There is no assurance the maximum amount of this offering will be sold. This offering will be undertaken through the services of a third party that will act as the Company's online portal, and there can be no assurance that all of the Class B Non-Voting Common Stock offered hereby will be sold. Failure to sell all of the stock offered may result in the Company having less capital than the Company considers ideal, which could adversely affect the ability of the Company to take advantage of business opportunities and grow in accordance with its existing objectives or in the manner it currently contemplates.

- **Risk of not able to sell stock** The Company cannot easily resell the Company's securities. There is not now and likely will not be a public market for the Series C Common Stock or any capital stock of the Company. Because the Class B Common Stock has not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Series C Common Stock has transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Class B Common Stock may also adversely affect the availability or price that an investor might be able to obtain for the Class B Common Stock in a private sale.

- **Risk of no independent directors** The Board of the Company consists of only one director, Dr. Khusidman, a majority shareholder and assumes the full control of the Company. Due to the fact that the Company does not have any independent directors and the controlling stockholders of the Company have no intention of electing any independent directors in the immediate future, the Company runs a risk that a significant error or irregularity could occur. Such risk can cause damages to the Company's stockholders and holders of Class B Common Stock.

- **Risk of incorrect valuation** The valuation of a startup company cannot be established due to the uncertainty of the operating result at this stage. The valuation of the Company in this offering is calculated with Discounted Cash Flow Valuation Model based on future financial projections. Such projection is not factual and does not truly represent the value of the Company. The valuation set for this offering is only intended to be an indication of the amount the

Company believes an investor may be willing to pay for the Class B Common Stock.

- **Risk of early-stage business** The Company was incorporated under the laws of the State of New Jersey in February 2015. The Company's limited operating history makes it difficult for investors to evaluate its performance. The future prospect of the Company must be considered in light of all issues early-stage companies encounter. The Company's ability to build a viable business and the likelihood of the success of such a business must be considered in light of the problems, expenses, difficulties, complications, uncertainties, and delays frequently encountered in connection with the growth of an early-stage business. The Company expects its operating expenses to increase in the near future, and investors should consider the Company's business, operations, and prospects in light of the risks, expenses, and challenges faced as an early-stage company.
- **Risk of stock dilution** The holders of Class B Common Stock will be diluted upon exercise of options. The holders of Class B Common Stock will be diluted if the grantees of stock options exercisable for shares of Class B Common Stock exercise their rights to be issued Class B Common Stock. The dilution will cause the holders of Class B Common Stock to own a smaller percentage of the capital stock of the Company.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Vitaly Khusidman, 56.7% ownership, Class A Common Stock
- LBIT2002, LLC, 28.3% ownership, Series A Preferred Stock
- Access Industries, LLC (as beneficial owner of LBIT2002, LLC), 100.0% ownership, beneficial ownership of LBIT2002,LLC
- Len Blavatnik (as beneficial owner of Access Industries, LLC), 100.0% ownership, beneficial ownership of Access Industries, LLC

Classes of securities

- G3C Technologies Corporation is offering Class B Non-Voting Common Stock in this Offering.

  The following is a summary of the rights of G3CT's capital stock as provided in its Amended and Restated Certificate of Incorporation and Bylaws, which have been filed as exhibits to the Offering Statement of which this Offering Circular is a part.

  Common Stock

  General. The voting, dividend, and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of the Preferred Stock.

Voting. The holders of the Class A Common Stock ere entitled to one vote for each share of Class A Voting Common Stock held at all meetings of stockholders (end written actions In lieu of meetings), The holders of Class B Non Voting Common Stock shall not have any voting rights.

- Series A Preferred Stock: 100,000

Series A Preferred Stock

The following is a summary of the rights of G3CT's capital stock as provided in its Amended and Restated Certificate of Incorporation and Bylaws, which have been filed as exhibits to the Offering Statement of which this Offering Circular is a part.

Voting. The holders of Series A Preferred Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions In lieu of meetings).

Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (In addition to the obtaining *of* any consents required elsewhere In the Certificate of Incorporation) the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock in an amount at least equal to (I) in the case of a dividend on Common Stock· or any class or series that is convertible into Common Stock, that dividend par share of Series A Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, If applicable, as if s ell shares of such class , or series had been converted into Common Stock and (B) the number of shares of Common Stock Issuable upon conversion of a share of Series A Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend (II) In the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share 'of Series A Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance a price of such class or series of capital stock (subject to appropriate adjustment In the event of any stock dividend, stack split, combination or other similar recapitalization with respect to such class or Series) and (B) multiplying such fraction by an amount equal to the Series A Original Issue Price (as defined below); *provided, however,* that, If the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series A Preferred Stock pursuant to this Section 5(b)(1) shall be calculated based upon the dividend on the class or series of capital stock that would result In the highest Series A Preferred Stock dividend. The Original **Issue Price**˝ shall mean

$10 per share, subject to appropriate adjustment In the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock.

Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations, and Asset Sales.

Preferential payments to holders of Series A Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an y amount per share equal to one times the Series A Original Issue Price, plus any dividends declared but unpaid thereon. If, upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to Its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled under this subsection (A), the holders of shares of Series A Preferred Stock shall share ratably In any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution, if all amounts payable on or with respect to such shares were paid In full.

- Class A Voting Common Stock: 200,000

Class A Common Stock

The following is a summary of the rights of G3CT's capital stock as provided in its Amended and Restated Certificate of Incorporation and Bylaws, which have been filed as exhibits to the Offering Statement of which this Offering Circular is a part.

General. The voting, dividend, and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of the Preferred Stock.

Voting. The holders of the Class A Common Stock ere entitled to one vote for each share of Class A Voting Common Stock held at all meetings of stockholders (and written actions In lieu of meetings).

*Dividends.*Dividend rights of the holders of the Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of the Preferred Stock.

Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations, and

Asset Sales. Liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of the Preferred Stock.

- Class B Non-Voting Common Stock: 53,000

G3C Technologies Corporation is offering Class B Non-Voting Common Stock in this Offering.

The following is a summary of the rights of G3CT's capital stock as provided in its Amended and Restated Certificate of Incorporation and Bylaws, which have been filed as exhibits to the Offering Statement of which this Offering Circular is a part.

On March 7, 2018, 17,650 shares of Class B Non-Voting Common Stock were granted to Alex Khusidman. Those shares will fully vest on March 7, 2021.

Class B Non-Voting Common Stock

General. The voting, dividend, and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of the Preferred Stock.

Voting. The holders of Class B Common Stock do not have any voting rights.

*Dividends.*Dividend rights of the holders of the Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of the Preferred Stock.

Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations, and Asset Sales. Liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of the Preferred Stock.

What it means to be a Minority Holder

G3C Technologies Corporation is offering Class B Non-Voting Common Stock in this Offering.

As a minority holder of Class B Non-Voting Common shares, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An **example** of how this might occur is as follows (**numbers are for illustrative purposes only**):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.


FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS


Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

We sustained net losses of $478,786 and $389,464 for the periods ended December 31, 2017 and 2016. We have historically relied on the issuance of debt and the sale of equity securities to fund operations. During the years presented we have net losses and have used cash flows from operations. We will continue to incur additional costs for operations until sufficient revenues can sustain operating costs. During the next twelve months, the Company intends to fund its operations with current cash on hand and proceeds to be obtained from our anticipated Regulation Crowdfunding campaign. The Company expects to commence revenues from its intended operations in 2019. If sufficient funds aren't available to fund operations, the Company may choose to raise additional capital through the issuance of additional debt or the sale of equity. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business by delaying commencement of intended operations and temporarily reducing compensation for the key employees.

Financial Milestones

The company has designed and built and is currently testing and refining, a Pilot G^3C Vertical Reactor which will be capable of producing high grade rCB, potentially capable to replace various grades of virgin carbon black, suitable for many demanding rubber and plastic applications.

G3CT came a long way of theory and the trade research in the area of converting scrap tires into valuable rCB products. With an initial equity funding of $1,000,000 in March 2015 G3CT was able to build a contractually engaged high caliber R&D and manufacturing teams in the Republic of Georgia, develop the G^3C tire conversion to rCB process, build a bench size and scaled up horizontal reactors, develop an initial of G^3C rCB Enrichment Process, as well as to file a US patent application and be awarded with US patent for a method for conversion of scrap tires.

Based on the initial achievement G3CT has received convertible note funding in September 2017 and June 2018 totaling $1,500,000. This funding enabled G3CT to start G^3C commercialization project in the Republic of Georgia, including design and building of the G^3C Vertical Reactor and refining of G^3C rCB Enrichment Process.

Over the next 12 months, we have established the following milestones (maximum raise) in our plan of operations:

- Complete the Pilot G^3C Vertical Reactor
- Complete the Pilot Production Line
- Roll out global marketing efforts
- Customize the Conversion Processes for production of several major grades of Carbon Black

If the Company raises the minimum amount of $10K-$500K then proceeds will be used to reach the Customize Conversion Processes milestone for production of several major grades of Carbon Black.

If the Company raises close to the maximum of $500K-$1,070K then it will be in a good position to start global marketing and initial efforts.

With further additional funding (source and amount TBD) the Company will be able to build a Pilot Plant which will serve as an effective tool for global sales.

Liquidity and Capital Resources

As of December 31, 2017, we had $733,396 in cash. The company incurred a substantial loss from operations and had negative cash flows from operating activities for the year as we began on January 1, 2016 with $119,585 in cash. Our total monthly expenses averaged approximately $40,000 for 2017 mainly consisting of operating expenses.

The components of our deferred tax assets for federal and state income taxes consisted of net operating loss carry forwards of approximately $443,000 and $336,000 as of December 31, 2017 and 2016, for which there was a 100% valuation allowance against.

At December 31, 2017, the Company had net operating loss carry forwards of approximately $1.1 million that may be offset against future taxable income through 2035. The difference between the Company's tax rate and the statutory rate is due to a full valuation allowance on the deferred tax asset.

As of now the Company did not seek to engage with any additional Capital resources.

Indebtedness

We have issued $1,000,000 of a convertible note to LBIT 2002 LLC on September 26, 2017 at favorable terms to the company at 1.29% interest per annum, compounded annually. Unless converted into conversion shares, the maturity date is June 30, 2019. We do not plan on proceeds of this offering being used toward paying down that debt. We have issued $500,000 of a convertible note to LBIT 2002 LLC on June 15, 2018 at favorable terms to the company at 2.34% interest per annum, compounded annually. Unless converted into conversion shares, the maturity date is March 15, 2020. We do not plan on proceeds of this offering being used toward paying down that debt.

Recent offerings of securities

- 2015-03-16, Section 4(a)(2) of the Securities Act,, 1000000 Preferred Class A Voting Stock. Use of proceeds: Begin research and development of our technology.
- 2017-09-26, Section 4(a)(2) of the Securities Act,, 1000000 Convertible Note. Use of proceeds: Continuing the research and development of our technology.
- 2018-06-15, Section 4(a)(2) of the Securities Act,, 500000 Convertible Note. Use of proceeds: Continuing the research and development of our technology.

Valuation

$21,180,000.00

The company determined the valuation, $21.18M$/60.00 per share, internally using the following approach: The extrapolation of optimistic and pessimistic cash flow schedules are extended to 15 year-base periods assuming the extrapolated growth rates (years 6 - 15) for both optimistic and pessimistic scenarios. Discounted cash flow

("DCF") valuations for 15 year-based model for optimistic scenario ($173M) DCF valuations for 15 year-based models for pessimistic scenario ($44M) DCF valuation for the 15 year-based models for both optimistic and pessimistic is using Discount Rate or WACC (Weighted Average Cost of Capital) = 20% assuming that this is the investor's expectation of return on equity and the Gordon Growth Model to calculate the Terminal Value. - For the years 1-5 the cash flow is estimated based on assumptions about the plant building projects. - For the years 6-15 the cash flow is estimated based on extrapolation model (with separate assumptions about the extrapolated growth rate for optimistic and pessimistic scenarios). - Both projections use assumptions about Interest, Amortization & Depreciation, Tax Rate and number of working days in the year. The company is expected to break even within next 3-5 years by gradually increasing number of concurrent projects from one per year on the year 2 to two per year on years 3-5. The project sizes are expected to increase as well based on maturing of the technology. The company is expected to start growing within next 4-7 years, expand growth within at least next 15 years followed by the sustainable growth. Therefore, the 15 year-based DCF model is used to valuate the company. Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,020	$1,069,980
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$601	$64,198.80
Net Proceeds	$9,419	$1,005,781.20
Use of Net Proceeds:		
R&D & Production	100%	19%
Marketing	0%	19%
Pilot Production Line	0%	21%
Working Capital	0%	41%

Total Use of Net Proceeds	$9,419	$1,005,781.20

The following details the use of proceeds of the Offering if the Target Amount and Maximum Amount are raised based on the Company's forecast. For each of the below scenarios, 6-10% of the funds raised will be paid as commission to StartEngine, with 6% commission on ACH/wire transactions and 10% commission on credit card transactions. In addition, we have paid Beyond Buzz, a marketing firm, $25,000 to undertake a general marketing campaign, and campaign specific to this offering. Beyond Buzz will create and place digital marketing that will be disseminated by the Company. The $25,000 fee will not be deducted from the proceeds of this offering. However, the Company will pay Beyond Buzz or other marketing firm an agreed upon fee ($25 for Beyond Buzz) for each investor that invests in the offering when clicking-through the marketing materials created by the respective marketing firm.

Target Amount of $10,000 up to $250,000

If we raise our target amount of $10,000 up to $250,000, net proceeds after deduction of StartEngine commissions and marketing firms per investor fees will be used for continued research and development expenses related to the customization of the Conversion Processes for production of several rCB grades (estimated 100%).

$250,000 up to $500,000

Net proceeds after deduction of StartEngine commissions and marketing firms per investor fees will be used for continued research and development expenses related to the customization of the Conversion Processes for production of several rCB grades (estimated 40%), and capital expenses to complete our Pilot G^3C Vertical Reactor (estimated 44%).

$500,000 to $750,000

Net proceeds after deduction of StartEngine commissions and marketing firms per investor fees will be used for continued research and development expenses related to the customization of the Conversion Processes for production of several rCB grades (estimated 27%), capital expenses to complete our Pilot G^3C Vertical Reactor (estimated 30%), and complete the Pilot Production Line (estimated 28%).

$750,000-$1,070,000

Net proceeds after deduction of StartEngine commissions and marketing firms per investor fees will be used for continued research and development expenses related to the customization of the Conversion Processes for production of several rCB grades (estimated 19%), capital expenses to complete our Pilot G^3C Vertical Reactor, complete the Pilot Production Line (estimated 21%), and roll out global marketing efforts (estimated 19%).

The preceding identified uses of proceeds are estimates and subject to change at the sole direction of the officers and directors based on the business needs of the company.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments; Any future or retroactive expense associated with this Reg CF campaign.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Compliance failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Annual Report

We have not filed annual reports to date. Any annual reports will be posted on our website, at www.g3ct.com/investors. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR G3C Technologies Corporation

[See attached]

G3C TECHNOLOGIES CORPORATION

FINANCIAL STATEMENTS (UNAUDITED)

DECEMBER 31, 2017 AND 2016

Together with
Independent Accountants' Review Report

dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

G3C Technologies Corporation
Index to Financial Statements
(unaudited)



dbb*mckennon*
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management and Stockholders
G3C Technologies Corporation
Basking Ridge, NJ

We have reviewed the accompanying financial statements of G3C Technologies Corporation. (the "Company"), a New Jersey corporation, which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

dbbmckennon

dbb*mckennon*
San Diego, California
May 25, 2018

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 *P:* 949.200.3280 *F:* 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego

G3C TECHNOLOGIES CORPORATION
BALANCE SHEETS
(unaudited)

	December 31, 2017	December 31, 2016
Assets		
Current assets:		
Cash	$ 733,396	$ 119,585
Other current assets	-	519
Total current assets	733,396	120,104
Property and equipment, net of accumulated depreciation of $3,249 and $1,443, respectively	13,486	924
Intangible assets, net	13,630	10,200
Other assets	114,987	-
Total assets	$ 875,499	$ 131,228
Liabilities and Stockholders' Equity (Deficit)		
Current liabilities:		
Accounts payable	$ 2,082	$ 205
Accrued liabilities	14,287	2,148
Total current liabilities	16,369	2,353
Convertible debt	1,000,000	-
Total liabilities	1,016,369	2,353
Commitments and contingencies (Note 4)	-	-
Stockholders' Equity (Deficit):		
Preferred stock, no par value, 100,000 shares authorized, 100,000 shares issued and outstanding as of December 31, 2017 and 2016; Liquidation preferrence of $1,000,0000 as of December 31, 2017	1,000,000	1,000,000
Class A common stock, no par value, 400,000 shares authorized, 200,000 shares issued and outstanding as of December 31, 2017 and 2016	-	-
Class B common stock, no par value, 250,000 shares authorized, 21,200 and 18,000 shares issued and outstanding as of December 31, 2017 and 2016, respectively	-	-
Additional paid-in capital	212,000	2,959
Accumulated deficit	(1,352,870)	(874,084)
Total stockholders' equity (deficit)	(140,870)	128,875
Total liabilities and stockholders' equity (deficit)	$ 875,499	$ 131,228

See accompanying independent accountants' review report and notes to the financial statements

G3C TECHNOLOGIES CORPORATION
STATEMENTS OF OPERATIONS
(unaudited)

	Year Ended December 31, 2017	Year Ended December 31, 2016
Net sales	$ -	$ -
Operating expenses:		
Selling, general and administrative (including stock based compensation of $209,041 and $2,959, respectively)	283,222	166,163
Research and development	191,930	222,925
Total operating expenses	475,152	389,088
Loss from operations	(475,152)	(389,088)
Other expense :		
Interest expense	3,225	-
Other expense (income)	(91)	(124)
Total other expense	3,134	(124)
Loss before provision for income taxes	(478,286)	(388,964)
Provision for income taxes	500	500
Net loss	$ (478,786)	$ (389,464)

See accompanying independent accountants' review report and notes to the financial statements

G3C TECHNOLOGIES CORPORATION
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(unaudited)

	Series A Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount			
December 31, 2015	100,000	$1,000,000	400,000	$ -	-	$ -	$ -	$ (459,620)	$ 540,380
Stock based compensation	-	-	-	-	18,000	-	2,959	-	2,959
Stock repurchase	-	-	(200,000)	-	-	-	-	(25,000)	(25,000)
Net loss	-	-	-	-	-	-	-	(389,464)	(389,464)
December 31, 2016	100,000	1,000,000	200,000	-	18,000	-	2,959	(874,084)	128,875
Stock based compensation	-	-	-	-	3,200	-	209,041	-	209,041
Net loss	-	-	-	-	-	-	-	(478,786)	(478,786)
December 31, 2017	100,000	$1,000,000	200,000	$ -	21,200	$ -	$ 212,000	$ (1,352,870)	$ (140,870)

See accompanying independent accountants' review report and notes to the financial statements

4

G3C TECHNOLOGIES CORPORATION
STATEMENTS OF CASH FLOWS
(unaudited)

	Year Ended December 31, 2017	Year Ended December 31, 2016
Cash Flows from Operating Activites		
Net loss	$ (478,786)	$ (389,464)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	2,753	1,502
Gain on sale of property and equipment	-	(48)
Stock based compensation	209,041	2,959
Changes in operating assets and liabilities:		
Other current assets	519	2,468
Accounts payable	1,877	(3,874)
Accrued liabilities	12,139	(7,962)
Net cash used in operating activities	(252,457)	(394,419)
Cash Flows from Investing Activites		
Purchase of property and equipment	(14,367)	-
Proceeds from sale of property and equipment	-	1,000
Purchase of intangible assets	(4,378)	(6,945)
Equipment deposits	(114,987)	-
Net cash used in investing activities	(133,732)	(5,945)
Cash Flows from Financing Activities		
Proceeds from convertible notes payable	1,000,000	-
Repurchase of common stock	-	(25,000)
Net cash provided by (used in) financing activities	1,000,000	(25,000)
Increase (decrease) in cash and cash equivalents	613,811	(425,364)
Cash and cash equivalents, beginning of year	119,585	544,949
Cash and cash equivalents, end of year	$ 733,396	$ 119,585
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ 500	$ 500

See accompanying independent accountants' review report and notes to the financial statements

NOTE 1 – NATURE OF OPERATIONS

Long Arc Technologies Corporation was organized on February 25, 2015 in the State of New Jersey. In October 6, 2017, the certificate of incorporation was amended and restated to change the name of the Company to G3C Technologies Corporation (which may be referred to as the "Company", "we", "us", or "our"). The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Basking Ridge, New Jersey.

The Company develops and commercializes innovative "Waste to Wealth" technology for converting scrap tires into high quality carbon black ("CB") suitable for manufacturing new tires as well as specialty CB. The latter includes but not limited to high market value conductive CB for cable coating and other semi-conductive rubber applications. In addition to CB, the technology also produces energy for internal needs and for sale.

Management Plans
We have historically relied on the issuance of debt and the sale of equity securities to fund operations. During the years presented we have net losses and have used cash flows from operations. We will continue to incur additional costs for operations until sufficient revenues can sustain operating costs. During the next twelve months, the Company intends to fund its operations with current cash on hand and proceeds to be obtained from our anticipated Regulation Crowdfunding campaign. The Company expects to commence revenues from its intended operations in 2019. If sufficient funds aren't available to fund operations, the Company may choose to raise additional capital through the issuance of additional debt or the sale of equity. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business by delaying commencement of intended operations and temporarily reducing compensation for the key employees.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and 2016. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has not commenced revenue generating operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include changes in the Company's ability to utilize the Science and Technology Center in Ukraine ("STCU") to develop its carbon black technology and developments in technology by competitors. These adverse conditions could affect the Company's financial condition and the results of its operations.

The Company currently has no sales and marketing and is still in the process of raising the balance of seed funding and completing the filing requirements for Regulation CF.

The Company's industry is characterized by rapid changes in technology. The Company's future success will depend on its ability to raise the capital and its ability to maintain technological leadership in the industry. The main risk is related to a potential case when we may not have adequate capital resources to further the development of our platform, products and services.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of the assets, which is generally five (5) years. Depreciation expense for the years ended December 31, 2017 and 2016 was $2,753 and $1,502, respectively. Deposits on equipment that have not been received are recorded in other assets.

Intangible Assets
The Company records the costs of obtaining patents as intangible assets. Patents are amortized over 15 years.

Impairment of Long-Lived Assets
The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Convertible Debt
Convertible debt is accounted for under the guidelines established by ASC 470-20, Debt with Conversion and Other Options. ASC 470-20 governs the calculation of an embedded beneficial conversion and/or debt issued with warrants, which is treated as a discount to the instruments where derivative accounting does not apply. The discounts are accreted over the term of the debt.

Revenue Recognition
The Company will recognize revenues for services performed or products sold when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured.

Research and Development
We incur research and development costs during the process of researching and developing our designs and future offerings. Our research and development costs consist primarily of costs incurred in connection with the development of a scrap tire conversion reactor and carbon black enrichment system in partnership with the Science and Technology Center in Ukraine ("STCU") and Iv. Javakhishvili Tbilisi State University, see Note 4 for additional information.

Stock Based Compensation
Compensation for all stock-based awards, including stock options and restricted stock, is measured at fair value on the date of grant and recognized over the associated vesting periods. The fair value of stock options is estimated on the date of grant using a Black-Scholes model. The fair value of restricted stock awards is estimated on the date of the grant based on the fair value of the Company's underlying common stock. The Company recognizes compensation expense for stock options and restricted stock awards on a straight-line basis over the associated vesting periods.

Determining the grant date fair value of options using the Black-Scholes option-pricing model requires management to make assumptions and judgments. These estimates involve inherent uncertainties and, if different assumptions had been used, stock-based compensation expense could have been materially different from the amounts recorded.

Income Taxes
The Company applies ASC 740 Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their consolidated financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

NOTE 3 – CONVERTIBLE NOTE PAYABLE

On September 26, 2017, the Company entered into a convertible promissory note agreement with a third party. The third party also is the holder of the Company's Series A preferred stock. The Company received net proceeds of $1,000,000. The proceeds are to be used for operations. The note matures on June 30, 2019 and bears an annual interest rate of 1.29%. The note is convertible under three scenarios:

- Equity Financing Conversion: Automatically upon the next equity financing of at least $100,000. The number of conversion shares under this scenario is calculated as the outstanding principal and interest balance divided by the conversion price. The conversion price under this scenario is 85% of the lowest per share purchase price in the next equity financing round.
- Corporate Transaction Conversion: Upon a corporate transaction (consolidation, merger, liquidation) if elected by the holder. The number of conversion shares under this scenario is calculated as the outstanding principal and interest balance divided by the conversion price. The conversion price under this scenario equals the valuation capital divided by the fully diluted capitalization prior to the transaction. The valuation capital is an amount mutually agreed by both parties. Note that the holder may also elect to receive all unpaid interest at double the outstanding principal under this scenario.
- Maturity Conversion: At or after maturity if elected by the holder. The number of conversion shares under this scenario is calculated as the outstanding principal and interest balance divided by the conversion price. The conversion price under this scenario equals the valuation capital divided by the fully diluted capitalization prior to the conversion. The valuation capital is an amount mutually agreed by both parties.

As these are all contingent conversion features that have not occurred, the beneficial conversion feature cannot be measured neither on the issuance date nor the balance sheet date and thus has not been recorded.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or any of its officers.

STCU Design and Development Agreement
On December 19, 2017, the Company entered into an agreement to fund the design and development of a scrap tire conversion reactor and carbon black enrichment system in partnership with the Science and Technology Center in Ukraine and Iv. Javakhishvili Tbilisi State University. The Company fully pays for the development of the technology (work for hire) and owns 100% of the developed technology. Under the terms of the agreement, the Company has committed to providing funding of $239,745 for which $71,953 was provided during the year ended December 31, 2017. As of December 31, 2017, the Company has committed to funding a total of $167,792 during the year ending December 31, 2018 for which will be paid quarterly as the project progresses through 2018. As of the release date of these

financial statements a total of $59,045 has been funded in 2018. The loss of this agreement would have a material impact on our operations.

NOTE 5 – STOCKHOLDERS' EQUITY (DEFICIT)

On May 18, 2018, the Company authorized a 50:1 stock split. The authorized shares, shares issued, per share amounts, and historical amounts have been retroactively stated to reflect the stock split. The Company is authorized to issue up to 750,000 total shares as follows:

Series A Preferred Stock
The Company has authorized the issuance of 100,000 shares of Series A Preferred Stock ("Series A"). The Series A holders have voting rights on certain matters among other rights of the security. These shares have a liquidation preference of $1,000,000 based on the initial issue price of $10 per share. There were 100,000 Series A shares issued and outstanding as of December 31, 2017 and 2016.

Class A Common Stock
The Company has authorized the issuance of 400,000 shares of Class A Common Stock ("Class A"). The Class A holders have one vote for each Class A held. During 2016, the Company repurchased 200,000 Class A shares for $25,000 from a former shareholder and director. There were 200,000 Class A shares issued and outstanding as of December 31, 2017 and 2016.

Class B Common Stock
The Company has authorized the issuance of 250,000 shares of Class B Common Stock ("Class B"). The Class B holders do not have voting rights. During the years ended December 31, 2017 and 2016, the Company issued 3,200 and 18,000 shares to an individual for business development services to be rendered from December 2016 to December 2017. The Company valued the Class B shares on the date of issuance at $10 per share which was based upon the sales price of the Series A shares for which was the most recent transaction related to the Company's equity securities. In addition, the Series B was used as the rights and preferences of the Series A aren't materially different than the Class B. During the years ended December 31, 2017 and 2016, the Company recognized $209,041 and $2,959 of stock based compensation expense, respectively, which is included in selling, general administrative expenses in the statements of operations. As of December 31, 2017, all Class B shares issued to the individual were vested. There were 21,200 and 18,000 shares issued and outstanding as of December 31, 2017 and 2016, respectively.

Restricted Stock Plan
In November 2016, the Company established the Restricted Stock Plan (the "Plan"). Under the terms of the Plan, the Company is authorized to issue 250,000 shares of Class B Common Stock. The persons eligible to participate in the Plan are the Company's employees and directors. As of December 31, 2017 and 2016, there were 228,800 and 232,000 shares available for issuance under the Plan.

NOTE 6 – INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31:

	2017	2016
Current:		
Federal	$ -	$ -
State	500	500
Total current	500	500
Deferred:		
Federal	(91,409)	(131,096)
State	(15,686)	(22,496)
Valuation allowance	107,095	153,592
Total deferred	-	-
Total provision for income taxes	$ 500	$ 500

The components of our deferred tax assets for federal and state income taxes consisted of net operating loss carryforwards of approximately $443,000 and $336,000 as of December 31, 2017 and 2016, for which there was a 100% valuation allowance against.

At December 31, 2017, the Company had net operating loss carry forwards of approximately $1.1 million that may be offset against future taxable income through 2035. The difference between the Company's tax rate and the statutory rate is due to a full valuation allowance on the deferred tax asset.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and New Jersey state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods starting in 2015. The Company currently is not under examination by any tax authorities.

Federal income tax laws limit a company's ability to utilize certain net operating loss carry forwards in the event of a cumulative change in ownership in excess of 50%, as defined under Internal Revenue Code Section 382. The Company has completed numerous financing transactions that have resulted in changes in the Company's ownership structure. The utilization of net operating loss and tax credit carry forwards may be limited due to these ownership changes.

On December 22, 2017, the Tax Cuts and Jobs Act ("Act") was signed into law in the U.S. The Act includes a broad range of tax reforms. The Company reflected the income tax effects of those aspects of the Act to the deferred tax assets and liabilities. We are required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring our U.S. deferred tax assets and liabilities as well as reassessing the net realizability of our deferred tax assets and liabilities. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (SAB 118), which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Since the Tax Act was passed late in the fourth quarter of 2017, and ongoing guidance and accounting interpretation are expected over the next 12 months, we consider the accounting of the transition tax, deferred tax re-measurements, and other items to be incomplete due to the forthcoming guidance and our ongoing analysis of final year-end data and tax positions. We expect to complete our analysis within the measurement period in accordance with SAB 118.

NOTE 7 – SUBSEQUENT EVENTS

The Company operates out of the Chief Executive Officer's primary residence. Commencing in January 2018, under a verbal agreement, the Company pays approximately $4,500 a month to the Chief Executive Officer for the use of the residence, automobile and secretarial services.

On March 7, 2018, the Company granted 17,650 shares of Class B Common Stock to an individual for which fully vest on March 7, 2021.

See Note 4 for discussion of an additional subsequent event.

The Company has evaluated subsequent events that occurred after December 31, 2017 through May 25, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


G3C Technologies Corporation is pending **StartEngine Approval.**



▶ PLAY VIDEO

G3C Technologies Corporation
We Give New Life to Old Tires

● Small OPO   🏠 Basking Ridge, NJ
🏷 Environment
📍 Accepting International Investment

0
Investors

$0.00
Raised of $10K - $1.07M goal

♡

Overview   Team   Terms   Updates   Comments   **Share**

G³C Technology - An Innovative Waste to Wealth Technology

*"We have estimated that more than 1.7 billion tires reach the end of their lives each year, creating millions of tons of waste. The government has focused on disposing of these waste tires in an environmentally safe manner and the scrap tire industry has focused on getting the most out of waste, **but we are committed to taking these "end-of-life tires" and giving them brand new life."***

Frank Enkai Hsu
Sr. VP of Business Development
G3C Technologies Corporation

G³C - our **Triple-Green** Conversion Technology that gives New Life to End-of Life tires

The number **3** In **G³C** represents **three major environmental advantages** of our technology:

- **G1:** Our process does not generate any hazardous air pollution or waste discharge. All of the water used for the process is recycled so there is no waste water discharge. The G3C process' carbon footprint is

- **GREEN 1**
  It doesn't produce any hazardous air, water or solid waste pollution

- **GREEN 2**
  No fossil material is used for carbon black production

- **GREEN 3**

discharge. The G³C process carbon footprint is approximately 20% of that of a typical virgin carbon black manufacturing process from fossil oil or gas.



- **G2:** We do not use any fossil source material as feed for the process. Unlike the conventional carbon black manufacturing process that uses fossil oil or gas, the G³C process uses scrap tires as raw material.
- **G3:** All the fuel and energy required for the process is self-generated so there is no need to use any fossil fuel for the system operation.

We have been developing and perfecting our G³C Technology to solve our world's scrap tire problems by converting environmentally damaging waste tires into recovered carbon black, suitable for tire making and other high value applications.

Join us to make our world greener and wealthier by giving new life to the end-of-life tires.

Please note that number **3** in the name of technology is representing our registered trademark **GREEN³ CONVERSION®** (short: **G³C**) and, therefore, is shown in superscript, i.e. **G³C Technology**. However the company name **G3C Technologies Corporation** (or **G3CT**) is not using superscript.

The Offering

$60 / share of Class B Non-Voting Common Stock | When you invest you are betting the company's future value will exceed $22M.
With a minimum Investment of $540 you will receive 9 shares of Common Non-Voting @ $60.

Perks*

Invest at least $1,000 and you will receive a G³C windbreaker
Invest at least $2,100 and you will get **10%** discount on your price per share (e.g. if you invest $2,100 your price per share will be $55.26)
Invest at least $5,000 and you will get **14%** discount on your price per share (e.g. if you invest $5,040 your price per share will be $53.05)
Invest at least $10,000 and you will get **18%** discount on your price per share (e.g. if you invest $10,020 your price per share will be $50.86)
Invest at least $20,000 and you will get **22%** discount on your price per share (e.g. if you invest $20,040 your price per share will be $49.24)
Invest at least $40,000 and you will get **26%** discount on your price per share (e.g. if you invest $40,020 your price per share will be $47.64)

* Perks delivery occur after the offering is completed.
** Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.



These Offerings are eligible for the



These Offerings are eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

Scrap Tires Create a Monumental Problem for our World

The Life of a Tire

More than 1.76 billion new tires were produced globally in 2015 (Source: Notch Consulting, Inc.). Tires reach their end of useful life, becoming end-of-life (EOL) tires, in just three to six years (Sources: Edmunds.com, Tire Safety Group). Extrapolated out, these numbers suggest that at least 1.7 billion tires will become EOL tires by 2021.

The End of Life of Tires

About 15% of EOL tires end up in landfills, resulting in serious soil deterioration (Source: 2018 Scrap Tire and Rubber Users Directory). Other disposal methods, such as mulching and paving with shredded tires, can contaminate soil and groundwater.





Even more severe environmental problems arise from tire incineration. This process not only releases NOx and SOx, the culprits behind acid rain, but the greenhouse gas CO2 is also generated. The incineration of one passenger car tire releases 22 kg of CO2, while each truck tire can generate 110 kg of CO2 (estimated based on: Rubber Manufactures Association – Scrap Tire Management Council and 2005 Report on Air Emissions from Waste Tire Burning in California). Approximately 1.3 billion passenger tires and 0.4 billion tires are expected to reach their end of life by 2020 (Sources: Edmunds.com, Tire Safety Group and Notch Consulting, Inc.) which, assuming a conservative estimate that 25% of global EOL tires are incinerated, **would produce over 18 million tons of CO2**.







ACID RAIN

  

CO2 Footprint of Carbon Black Production

New tires are made with virgin carbon black produced by incomplete combustion of fossil fuel. This process not only depleting the decreasing fossil resources of our earth, but also creates damaging air pollution.

For every kilogram of virgin carbon black produced, 2.37 kg of CO2 are emitted into the atmosphere (Source: Laura Kokko. Greenhouse gas emission from tyre production, M.Sc. Thesis, 2017). World production of virgin carbon black in 2018 is estimated to reach 12.8 million tons (Source: Notch Consulting, Inc.), **which would result in 30.3 million tons of CO2 emissions.**



Our Technology Is Groundbreaking

Converting Scrap Tires into Quality Carbon Black for Making New Tires

Our GREEN³ CONVERSION® (G3CT's registered trademark - read as Triple-Green Conversion, or G³C Technology for short), with its innovative system design and process control, surpasses all conventional technologies that produce recovered carbon black, or rCB, from scrap tires.



New Tires

We have made significant progress in converting scrap tires into **high-grade rCB** for both tire carcass and tread. No other technologies have the potential to achieve such a result, as competitors are only capable of creating **low-grade rCBs** suitable for carcass only.

This process would make the cycle "scrap tire -> carbon black -> new tire" complete by producing rCB for every part of the tire. This cycle will be a perfect circular economy solution, which will benefit the world by reducing the environmental damages from both disposal of end-of-life tires and new tire production.

Intellectual Property

G³C Technology is protected in the United States by a patent. In May 2017, USPTO awarded G3CT (formerly Long Arch Technologies Corporation) with US Patent number 9,663,663





UNITED STATES
PATENT AND TRADEMARK OFFICE
uspto

United States Patent
Khuskdman et al.
Patent No.: US 9,663,662 B1
Date of Patent: May 30, 2017

G3C Technologies has filed national phase patent applications in India, China, Europe, and Canada









INTELLECTUAL PROPERTY INDIA
PATENTS | DESIGNS | TRADE MARKS
GEOGRAPHICAL INDICATIONS

Europäisches Patentamt
European Patent Office
Office européen des brevets

Canadian Intellectual Property Office
cipo.ic.gc.ca

G3CT owns a registered trademark **GREEN³ CONVERSION®**

Technical Advantages

The most important technical advantage and distinguishing feature of the G³C technology is its ability to preset and control the grade of the rCB produced by changing process parameters via the process control system. **Certified test reports demonstrate that the key properties (i.e., surface area and structure) of rCB produced by the G³C process meets or surpasses those of the most commonly used high-grade virgin carbon black (i.e., material to make brand new tires) and far exceeds those of rCB produced by other scrap tire conversion technologies.** We believe these findings show that rCB produced by the G³C process has the potential to replace major virgin carbon black grades for various high-standard rubber, plastic, and specialty products, such as tire carcass (i.e., non-tread) and trade, plastic auto parts, inks, paints, and semi-conductive parts; many of these products can only be manufactured today using virgin carbon black. The G³C system also produces oil and gas as byproducts, allowing the process to fulfill its own energy needs and greatly reduce system operating costs.







CARBON BLACK GRADE
TIRE PART
Tread
Belts
Bead
Inner Liner
Shoulder Pad

R&D Advantages

G3CT's remarkable R&D achievements in developing G³C technology, accomplished within relatively short time and budget, are attributable to the performance of our outstanding US-Georgia R&D Team. Most of the scientific research and core system design work is conducted in the United States, and all lab experiments and equipment fabrication works are performed in Tbilisi (Republic of Georgia) by the Georgian R&D Team. G3CT tapped into the deep knowledge of Soviet-educated scientists and engineers, leveraged favorable labor cost structures, and tapped into the friendly relationship between the United States and the Republic of Georgia.

Since July 2015, G3CT has been cooperating with Agladze Institute of Inorganic Chemistry and Electrochemistry (IICE) of the Tbilisi State University (TSU). The high caliber Georgian Team, access to numerous IICU R&D facilities, plus very close coordination with the U.S. R&D Team, greatly expedited the success of our R&D endeavors. All of the Georgian Team's R&D efforts are executed on a contractual basis, fully funded by G3CT, and 100% of the developed Intellectual Property is owned by G3CT, as per the IP agreement.

 

The **Georgian Leadership Group** consists of 4 people, including 2 doctors (BIOs shown in the Team section below).
The **Georgian Experimentation Group** consists of 6 people, including 1 doctor, 3 engineers, and 2 technicians.
The **Georgian Chemical Research and Material Testing Group** consists of 7 researchers and is focusing on rCB Enrichment, as well as on measuring rCB properties. The group includes 5 doctors and 2 chemical engineers.
The **Georgian Engineering Group** consists of 5 veteran engineers and technicians who designed and built the experimental devices per G3CT's proprietary specifications.

 

Commercial Advantages

In addition to its technical superiority, our G³C technology offers significant commercial advantages:

- Our potential ability to produce a wide range of high-grade rCB not only gives us market exclusivity of offerings, but also allows us to command higher prices on the market.
- Low raw material cost makes the production cost of rCB lower than the cost of virgin carbon black production from fossil fuel.
- The fee collected for disposing scrap tire (aka tipping fee) further enhances the profitability of the recovered carbon black business.
- Unlike virgin carbon black, the cost of rCB manufacturing is not affected by the fluctuating price of crude oil.
- The ever-increasing price of oil will be a strong driving force for the use of rCB in lieu of virgin carbon black.

Expert Opinion



"G3C Technologies have developed a unique thermolysis & refining process which converts mixed end-of-life tire feedstock into gas, oil, and high-grade recovered carbon black. Carbon char produced by G3C thermolysis is refined to a higher surface area and structure. Then it is enriched in carbon by lowering its ash content. The result is a recovered carbon black with higher structure and higher surface area than even the carbon blacks used in the waste tire feedstock. We believe this technology will open new markets which are currently not accessible for other commercial grades of recovered carbon black, for example conductive applications. I think highly of this technology and the team behind it. I also am very much looking forward to seeing first in-application results."

Martin von Wolfersdorff
WOLFERSDORFF CONSULTING BERLIN
Alternative Rubber Fillers - Tire Pyrolysis - Tire Technology



"First evaluations of G3C recovered carbon black are quite promising. Implied surface area measured with standard ASTM tests indicate an enhanced surface structure which can lead to high performance in rubber products. Indeed most recovered carbon blacks (rCB) evaluated have performance very similar to carcass grade carbon black (i.e. N550 grades). G3CT data indicate their rCB may perform as well as tread grade CB's (i.e. N120, N234) which in turn would promise much higher product and economic value than currently commercial pyrolysis-based rCB's. G3CT should be watched closely for further developments and exploitation of this potential."

Raymond F. Riek
R&D Management Consulting, LLC
Former CEO/Founder of Carbolytic Materials Company

The Market

Global Carbon Black Market - 2018 Estimation

The World Carbon Black Market is $17.5+ Billion

Estimated global 2018 carbon black production is 12.8 million tons and the current average carbon black price is about $1,400 per ton.

The diagram below shows carbon black market broken down by applications. The global carbon black market is growing at an average rate of 2.6% per year.


12,800,000 ton
$17,500,000,000
Tire Non-tread (Carcass)
47%
Tire Tread
27%
Non-Tire Rubber & Plastic
19%
Specialty
7%

Source: Notch Consulting, Inc.

Competition

The rCB market is new and the potential is great. There are a few competitors in the low-grade rCB market, but there is no current competition in the high-grade rCB market yet.

Three Technology Generations

Generation 1 - Until the turn of the century, the traditional pyrolysis process had been used to convert scrap tires into steel, fluff, char, oil, and gas (no rCB). Those pyrolysis systems were designed primarily to produce oils as a result of the high oil prices during the 1980s and 1990s. Many such systems are still in operation, mostly in Asian countries. These systems represent the most primitive **Generation 1 Tire Conversion Technologies.**

Generation 2 - In recent years, a new generation of tire pyrolysis was developed for the production of rCB in addition to oil and gas. Due to technical limitations, the rCB produced is only suitable for tire carcass, gaskets, hoses, and belts, but NOT for highway tire tread or conductive applications. These systems represent the **Generation 2 Tire Conversion Technologies**.


Generation 2 Carbon Black Grades
Structure / OAN (ml/100g)
Tire Tread - Non-Highway Grades
Tire Carcass Grades
Surface Area / BET (m²/g)

The two major properties of carbon black are surface area (N2SA, aka BET, ranges from 30 to 400+ m2/g, the higher the better) and structure (OAN, ranges from 30 to 180+ ml/100g, the higher the better). As shown in the chart on the right, the surface area and structure of the Generation 2 rCB are below 100 m2/g and 125 ml/100g, respectively. The Generation 2 rCB usage is limited to lower performance applications.

Generation 3 - The emerging **Generation 3 Tire Conversion Technology** has the potential of producing rCB that can replace virtually all virgin CB grades and is suitable for the most demanding applications, such as tire treads for highway vehicle and semi-conductive cable coating.


Generation 3 Carbon Black Grades
Tire Tread - Highway Grades
G3C Conductive Grades
Structure / OAN (ml/100g)
Tire Tread - Non-Highway Grades
Tire Carcass Grades

The Generation 3 technologies have the potential to produce rCB with main properties, i.e., surface area and structure, well above those of the rCB produced by the

Generation 2 technologies. As shown in the chart on the right, the Generation 3 rCB covers the entire range of the commercially used carbon blacks.



Surface Area / BET (m^2/g)

This chart includes a series of G3C Conductive Grades, which were produced by the G³C Conversion Process. These grades feature particularly high surface area property values.

As far as we know, our G³C technology is the first and only implementation of the Generation 3 Tire Conversion Technology - This conclusion is supported by the test report issued by Sid Richardson, an ASTM certified lab, for an rCB Sample produced with the G³C Conversion Process. The report verifies G³C tire conversion technology's ability to produce rCB with high surface area (N2SA, aka BET = 358.2 m^2/g) and high structure (OAN = 129.4 ml/100g), which is not possible with the Generation 2 technologies.

This report also proved another capability of our technology - G³C Enrichment Process is capable of reducing impurities in the rCB (i.e., ash and sulfur) down to less than 0.5%. This result represents a far more advanced purity than any other known rCB purification results.

Note: ASTM is the international standard body for testing and materials; Sid Richardson was acquired by Tokai Carbon Co and operates under that name now; Long Arc Technologies Corp. is the former name of G3CT.



SidRichardson
Carbon & Energy Co.
Fort Worth Research Center

Laboratory Report

Prepared For:

May 23, 2017

Vitaly Khusidman
Long Arc Technologies Corp.
233 Mount Airy Rd., Suite 100
Basking Ridge, NJ 07920

Analytical Data: PO# SRC-016

FB No	116812
Description	LongArc Sample erCB#66/67-3
OAN	129.4
N2SA	358.2
STSA	198.5
Ash, %	0.41
Sulfur, %	0.29

Dr. Leszek Nikiel
Manager of the Fort Worth Research Center
Sid Richardson Carbon Co.
4825 North Freeway
Fort Worth, TX 76106
(817) 339-7585

ASTM test methods were followed to produce this information and it is believed to be reliable and accurate. However, because of routine variance in conditions of preparation and testing, Sid Richardson Carbon Co. does not guarantee a duplication of these results by others. Question or discussion of these data may be addressed to:

Sid Richardson Carbon Co.
4825 North Freeway
Fort Worth, Texas 76106

Phone: (817) 626-3711
Fax: (330) 624-9920

Tire-making Carbon Black

We believe G3CT is well positioned to develop a wide range of Generation 3 rCB products for tire making, including rCB for highway tire tread and tire conductivity additive, which cannot be made by any of the Generation 1 and 2 rCB producers. Tires need to be conductive to ensure vehicle grounding, in order to prevent possible shock of driver and passengers by static electricity or lightening.

Specialty Conductive Carbon Black

As far as we know, G³C technology is the only Generation 3 scrap tire to rCB technology that can produce highly-conductive and high-purity rCB. This type of rCB has the potential to be well-suited for a number of semi-conductive applications. In this market, G³C technology is expected to enjoy a monopoly for the foreseeable future.

Advantages over Virgin Carbon Black Producers

- Governments of developed countries promote and support scrap tire recovery with monetary assistance and/or favorable accommodations (Sources: US EPA; Rubber & Plastic News, Scrap tire management rules vary across world, Jan 20, 2015).
- Elimination of environmental damage by both virgin carbon black production and improper tire disposal.
- The lower production cost of rCB provides for good sale price advantages (generally about 80% of the price of virgin carbon black) and ensures market viability.

The G³C New and Exclusive Market

G³C technology, as the first and only Generation 3 tire to rCB technology to our knowledge, is poised to implement a "blue ocean" strategy, creating and occupying three **NEW** and **EXCLUSIVE** rCB market segments.

NEW and EXCLUSIVE Market Segment 1: High-Grade Carbon Black for Highway Tire Tread


Car Non-tread, 24%
Other Non-tread, 17%
Truck/Bus Tread, 12%
Truck/Bus Non-tread, 22%
Car Tread, 16%
Other Tread, 9%
26%

- **Total CB for Tires ~9,500,000 tons per year**
- **Total High-Grade estimated 26% or 2,500,000 tons (includes Car tread and portions of Truck/Bus & Other tread)**
- **Average price - $1,350 per tons**

Market Segment Size = $3,375,000,000

NEW and Exclusive Market Segment 2: High Grade Carbon Black for Non-Tire Rubber & Plastics

NEW and Exclusive Market Segment 2: High-Grade Carbon Black for Non-Tire Rubber & Plastics


Other Grades, 37%
High Grades, 63%

- **Total CB for Non-tires ~2,400,000 tons per year**
- **Total High-Grade ~63% or 1,500,000 tons**
- **Average price - $1,350 per tons**

Market Segment Size = $2,025,000,000

NEW and EXCLUSIVE Market Segment 3: Specialty Conductive Carbon Black


Other Specialty Grades, 86%
Conductive Grades, 14%

- **Total CB for Specialty ~900,000 tons per year**
- **Total Conductive Grades ~14% or 100,000 tons**
- **Average price > $4,000 per tons**

Market Segment Size > $400,000,000

Total addressable market for G^{3}C is 12+ million tons, $17+ billion per year

NEW and EXCLUSIVE addressable market for G^{3}C is 4+ million tons, $5+ billion per year

Note: Notch Consulting, Inc. was used as a main source of the market data. Other numbers were obtained from publicly available sources. However, some missing numbers were extrapolated and estimated based on the available data. Therefore, please treat all numbers provided above as just estimations for illustration purposes only. They provide the order of magnitude but may not be exact or accurate. Please do not base your investments decisions on these numbers.

Roadmap

Market Entry

In order to stake out the new and exclusive rCB market segments, several dozen G^{3}C tire conversion plants will have to be built around the world. To start our long journey of saving the world from the scrap tire disaster, our first step will be to team up with governments, enterprises, project developers, and venture capitalists all around the world to build the first G^{3}C plants in their respective regions. Due to the very favorable operating income, once the first G^{3}C plant is in operation, more new and bigger capacity plants will follow.

Example: We project that for a plant that processes 240 tons of scrap tire per day, the yearly income is estimated at $17 million and the capital costs of $60 million can be recovered in less than four years.

G3CT revenue during this stage will consist of a technology usage fees, sale of proprietary G^{3}C equipment, and a share of the annual income of the plants. With a successful market entry, which will take one to two years, we can proceed to build our

worldwide network of build-own-and-operate G³C plants to meet the huge and increasing demand.

Present Focus & Current Stage of Development

The G³C Technology process R&D phase was concluded in early 2018 and we have since been making progress on the technology commercialization (building a G³C pilot production line) and product R&D (rCB products development for specific high-demand applications, such as tires, high performance rubber products, semi-conductive applications, etc.). We are building a bright future on a strong and firm foundation, and we do need solid building blocks. The funds raised from this campaign will be used to accelerate our current effort of technology commercialization, new rCB product development, and business development.

Long-Term Trajectory

The chart below illustrates our very conservative projection of G3CT addressable market penetration percentage for the next 15 years. The growth rates for the market and for the G3CT business are incorporated in the projection. Considering huge addressable market size (currently $17+ billion) even the conservatively projected market penetration (about 0.4% in 15 years) would represent $680+ million annual target market.



Please note that the above chart is for illustration purposes only. It provides the feel of the order of magnitude for the market penetration. The numbers used in these charts may not be accurate and do not represent a reliable financial forecast. Please do not base your investment decisions on this chart.

Market Traction

After in-depth discussions about critical environmental dangers of the scrap tire situation in the Republic of Georgia and prospect of developing commercial tire processing in the country, the Georgian Government issued a letter of support for building a Tire Conversion plant in the free industrial zone. We are having ongoing discussions/negotiations with a number of project developers and capital investors around the world, and we have received letters of intent from several companies in Europe and Asia.




საქართველოს
ეკონომიკისა და მდგრადი
განვითარების სამინისტრო

MINISTRY OF ECONOMY
AND SUSTAINABLE
DEVELOPMENT OF GEORGIA

0114 თბილისი, სანაპიროს ქ. №2   Tel.: (+995 32) 2 99 11 05
2, Sanapiro str., 0114 Tbilisi, Georgia   Tel.: (+995 32) 2 99 11 11

№ 02/3935   **02 / May / 2018**

To: Vitaly Khusidman, Ph.D.
Chief Executive Officer
G3C Technologies Corporation

Dear Mr. Khusidman,

In response to your letter dated April 24, 2018, I would like to thank you for your particular interest in the Georgian manufacturing market. In light of the environmental challenges that we face today, The Ministry of Economy and Sustainable development welcomes the initiative of G3C Technologies Corporation to build a Scrap Tire Processing Plant in Georgia.

As follows, LEPL Enterprise Georgia is a state authority operating under the Ministry of Economy and Sustainable Development of Georgia, which supports private sector development in the country. The framework of operations is designed to support businesses at various stages of operation (from market entry stage to investment aftercare) within their competence and according to the Georgian legislation.

I hereby express our readiness to provide potential support to the investment project that might be implemented by G3C Technologies Corporation in Georgia, within the competence of the Ministry of Economy and Sustainable Development of Georgia, and the LEPL Enterprise Georgia.

Ms. Natia Parekhelashvili of LEPL Enterprise Georgia (nparekhelashvili@enterprise.gov.ge; +995598462685) will be happy to assist you in case of concerns or inquiries.

I am looking forward to our future cooperation.

Disclaimer: The above letter is not to be viewed as a financial, or any and all other types of guarantee or as a document bearing legal status. This letter does not either constitute a commitment on the part of the Government of Georgia (GoG) or Ministry of Economy and Sustainable Development (MoESD) or any other state entity to enter into any agreement, or reimburse any expenses to any company. Therefore, no obligation and/or responsibility should be imposed on the GoG or the MoESD or any other state entity, with regard to this letter. Furthermore, all costs incurred by you because of this letter shall be for your account only.

Sincerely,

Deputy Minister   Giorgi Cherkezishvili



漢茵工程顧問股份有限公司
HANYN ENGINEERING CONSULTING CO., LTD
No. 60, Sec. 1, Lin' an Rd., West Central Dist., Tainan City 700, Taiwan (R.O.C.)
TEL: +886(6)222-9262, +886-971-107-080 EMAIL: re9816488@yahoo.com.tw

October 23, 2018

Frank Enkai Hsu, P.E.
Senior VP Business Development
G3C Technologies Corporation
233 Mount Airy Road
Suite 100, Basking Ridge, NJ 07920, USA
frank.hsu@g3ct.com

Dear Mr. Hsu,

We are pleased to inform you that after thorough review of the technical details and the market potential of the G^3C Technology, we concluded that the G3C Technology offers unique tire conversion to recovered carbon black, and commands significant market potentials. HANYN ENGINEERING CONSULTING CO. LTD has extensively studied the scrap tire disposal problem in China and concluded that G^3C Technology is the best solution to the problem.

This letter confirms our intention to establish an operation in China to conduct business for converting

scrap tire to carbon black for tire making purpose with the application of G^3C Technology. Upon signing the technology usage and business cooperation agreement, we will start the design and manufacturing work for a G^3C demonstration plant in Qinhai, China, which will be the seed of the future G^3C business development in China.

We look forward to a very fruitful business cooperation that will bring tremendous environmental benefit to China, and very favorable return to the shareholders.

Sincerely,

Yen-Twu Kuo

Dr. Yen-Twu Kuo

Chairman & CEO





FINTEX TRADE

Technologies Possibilities Solutions

Type of document:	Letter
Document №:	LE-G3C-30132-0118-1
Date:	25.10.2018
Company:	G3C Technologies Corporation
Attn. to:	Dr. Vitaly Khusidman
From:	Krassen Ivanov
№ of pages:	1
Re:	Possible cooperation

Fintex Trade Ltd.
Bul. Dimitar Popov № 28
BG-2050 Ihtiman, Bulgaria
Tel.: +359 2 489 4941
Email: office@fintex-trade.com
Web: www.fintex-trade.com
Bank: UniCredit Bulbank
IBAN: BG42UNCR70001510037890

LETTER OF INTENTION

Dear Dr. Khusidman,

For more than two decades our company is partnering with a number of European producers of rubber houses and rubber expansion joints. We are exclusive representative of **ContiTech Ltd.** https://www.contitech.de/en-GL/Solutions/Fluid-Handling/Industrial-hoses and **Elaflex Ltd.** https://www.elaflex.de/en/ for Bulgaria. In the last years we are considering expanding our activities towards recycling of the scrap tyres and launching a pilot production unit at out site in Ihtiman, Bulgaria. Having investigated the disposal patterns in the Balkan countries (Romania, Serbia, Macedonia, and Greece) as well as the national environmental standards and procedures, we believe we have a sound business case for establishing a regional recycling hub.

Looking for optimal technological solution, we identified your G^3C Technology as a potential leader in the area. The possibility of obtaining high-grade carbon black is particularly appealing, given our long-term partnerships with established producers of high-end rubber products.

Taking into consideration these circumstances, we have concluded that your technology has good market potential in the Balkan marketplace. We believe that G^3C Technology represents a viable opportunity for our near future business development.

With this letter we would like to express our intention to establish an operation in Europe to conduct business for converting scrap tire into high grade carbon black using G^3C Technology. Fintex Trade Ltd. is interested in building a demonstration plant in Ihtiman. If the G^3C technology proves viable, we intend to use it as a pilot facility for the future expansion into a big-scale recycling facility in Bourgas, Bulgaria.

We look forward to a very fruitful business cooperation that would be rather unique – combining healthy return on the investment with tremendous environmental benefits for the countries in the region.

Sincerely,



Krassen Ivanov
Executive Director, Fintex Trade Ltd.

(electronic document, valid without signiture)

Partners homepages: http://markuchi.com http://contitech.de http://masterflex.de http://elaflex.de http://witzenmann.de



盈綵生技股份有限公司
Ying-Tsai Biotech Co., Ltd.

5F, No.48, Nanding Rd., Pingzhen City, Taoyuan County, Taiwan

Tel: 886-3-4031179 Fax: 886-3-4031524

LETTER OF INTENT

October 23, 2018

Frank Enkai Hsu, P.E.
Senior VP Business Development
G3C Technologies Corporation
233 Mount Airy Road
Suite 100, Basking Ridge, NJ 07920
USA

Reference: Business cooperation with G3C Technologies Corporation

Subject: Letter of Intent for Business Cooperation Agreement

Dear Mr. Hsu,

We are pleased to inform you that after over one year of our effort to verify the capabilities and competitive advantages of the G^3C Technology, its market potential and the business viability we have decided to proceed to build the G^3C scrap tire to recovered carbon black business in Taiwan.

This Letter of Intent is executed to confirm our intention to enter agreement with G3C Technologies Corporation for the following business cooperations:

1. Build, own and operate a 15 ton per day G^3C scrap tire to conductive carbon black demonstration plant in Taiwan.
2. Technology usage right agreement.
3. Future joint technology development agreement.

We look forward to a very successful business cooperation together.

Sincerely,

S. J. Teng

Dr. Sou Jen Teng

Chairman & CEO

Ying-Tsai Biotech Co., Ltd.



Enviro
Ventures LLP

Enviroventures LLP

661/662, Solitaire Corporate Park Chakala, Andheri East
Mumbai, India 400093

October 24, 2018

Frank Enkai Hsu, P.E.
Senior VP Business Development
G3C Technologies Corporation
233 Mount Airy Road
Suite 100, Basking Ridge, NJ 07920
USA

Dear Mr. Hsu,

We are pleased to inform you that Enviroventures LLP is interested in jointly exploring the waste tire conversion to recovered carbon black business in India jointly with G3C Technologies Corporation. We look forward to entering further discussion with G3CT on the subjects of technology usage agreement and business cooperation agreement.

Sincerely,

For ENVIRO VENTURES LLP

Jayesh Tanna
Partner   Partner
Enviroventures LLP
+91 9974765115

Invest In G3C Technologies

We believe our world is facing a scrap tire disposal crisis and is urgently in need of an all-encompassing solution. Our solution includes the following four steps:



- We'll design, build and test a Pilot G³C Production Line for conversion of scrap tires to rCB.
- Retrofit G³C equipment into existing scrap tires processing plants.
- Offer a Turn-Key plant system to augment existing or build new tire conversion plants.
- Establish worldwide Build Own & Operate (BOO) plant network to capture a large portion of the world market.



Join us on this exciting endeavor to save the environment and change the way this business is done.



February 2015

G3C Technologies Corporation (G3CT) was incorporated as a New Jersey C Corporation - at the time the corporation was registered with the name Long Arc Technologies Corporation (LAT).



March 2015

G3CT received initial private funding of $1,000,000.



July 2015

Built G3CT's core R&D team in Georgia and set Waste to Wealth (W2W) as company's general direction with focus on scrap tire conversion to recovered Carbon Black (rCB).



November 2015

The Bench Experimental Reactor for rCB product development purpose was built and commissioned in G3CT's Tbilisi Lab.



May 2016

By optimizing the bench reactor operation, the G3CT R&D team succeeded in producing high structure and very high surface area specialty rCB suitable for semi-conductive applications.



August 2016

A Horizontal G^3C Reactor Pilot System designed for producing higher volumes of rCB was built and commissioned in G3CT's Tbilisi Lab.



August 2016

G3CT started R&D of G^3C Enrichment Technology for removing ash from rCB in order to produce high purity & high market value products.



April 2017

The G^3C Enrichment process was able to reduce the ash content of rCB sample from >12% to <0.5% (purity required for semi-conductive applications).



May 2017

G3CT (at the time Long arch Technologies) was awarded a US Patent (US 9,663,662) "A System and Method for Tire Conversion into Carbon Black, Liquid and Gaseous Products" by US PTO.



September 2017

G3CT received private funding of $1,000,000.



January 2018

Started G^3C Technology Commercialization Project in Georgia.



June 2018

G3CT received priva
funding of $500,00

Meet Our Team





Dr. Vitaly Khusidman

Founder, CEO, and Director

Dr. Vitaly Khusidman is a serial innovator in process control and information technology, having engineered and commissioned sorting systems for FedEx, DHL and USPS hubs, led international focus groups, developed technology offering for a Fortune 500 company, and consulted a number of large financial and insurance companies. Until August 2017, Dr. Khusidman has also provided part-time consulting services not related to G3CT business via a consulting firm Knowledge Vitality, where he served as a President. Dr. Khusidman is responsible for the G3CT strategic direction and positioning on the market as well as strategic partnerships, and he oversees and is deeply involved in all technology development including Intellectual Property development and management. Dr. Khusidman has been founder, director, and CEO of G3C Technology Corporation since 2015.





Frank Hsu
SVP Business Development

Mr. Frank Hsu is a professional engineer with intensive background in the fields of environmental engineering and waste-to-energy with hands-on experience in the areas of engineering design, project planning and execution, plant construction and operation, sales and marketing, and general management. In



Alex Khusidman
SVP Engineering

Mr. Alex Khusidman is a hands-on design engineering manager and technology executive with 25 years of experience in development and commissioning complex engineering solutions and program management. After graduating from Drexel University, Mr. Khusidman was leading design of electronic circuits software and industrial



Dr. Yakov Freidzon
Scientific Advisor

Dr. Yakov Freidzon served as a Leading Research Fellow (Professor) at the Department of Polymer Chemistry of M.V. Lomonosov Moscow University, as a scientist at the Department of Material Science & Engineering of Cornell University, and he held a number of leading scientific positions at several private



Dr. Jamshid Avloni
Scientific Advisor

Dr. Jamshid Avloni has more than 30 years of experience involving the chemistry of traditional polymers and 23 years in developing electrically conductive polymers and nano materials. From 2014 he started Altinit LLC (consulting) and in 2015 he co-started ConTex LLC (development and manufacturing, smart fabrics general management. In addition to a sound engineering and business management background, Mr. Hsu also has extensive experience in international sales and marketing as well as business development. Mr. Hsu is a licensed professional engineer (in both the United States and Taiwan) with advanced degree in environmental engineering and business management. Mr. Hsu, being retired executive was involved with G3CT part time from January 2016 through December 2017. Starting January 2018 Frank is a full-time G3CT employee.



control systems, as well as entire systems engineering projects. Mr. Khusidman has extensive experience in setting up and running engineering function in start-up companies. Until December 2017 he was leading controls product development as a Director Engineering at Westcomm, Inc. Mr. Khusidman joined G3CT in January 2018 as a full-time employee. Mr. Khusidman is leading the efforts of the design and manufacturing of G²C technology equipment, and electrical and control systems.



companies in the United States. At Benjamin Moore & Co, he has developed novel polymers for water-based architectural and industrial coatings. Dr. Freidzon is an author of over 160 articles in scientific Journals and books, as well as abstracts of various scientific meetings, symposia and conferences. He is also an author of 20 US and International Patents.



and technical textiles). He worked as a CEO of Eeonyx Corporation from 1995 till 2013 where he developed and manufactured electrically conductive materials. Prior to joining Eeonyx Corporation in 1995, he was a Visiting Scientist at the Department of Chemistry of The University of Pennsylvania in the group of Professor Alan G. MacDiarmid (who was awarded a Nobel Prize in chemistry in 2000).





Dr. Tamaz Marsagishvili

Program Manager, Georgian Leadership Group

Dr. Tamaz Marsagishvili has completed a Doctoral Dissertation in Physics and Mathematics at L. Karpov Scientific-research Institute of Physics and Chemistry (Moscow, Russia). Head of R. Dogonadze Laboratory of Theoretical investigations, Head of Scientific Council R. Agladze Institute of Inorganic Chemistry and Electrochemistry of Iv. Javakhishvili Tbilisi State University. Served as a Deputy Minister of the Georgian Ministry of Education and Science. Acted as the Director of the R. Agladze Institute of Inorganic Chemistry and Electrochemistry of Iv. Javakhishvili. Published over 140 scientific articles and authored 7 patents.



Dr. Grigor Tatishvili

Sr. Researcher, Georgian Leadership Group

Dr. Grigor Tatishvili has completed a PhD dissertation in Physics and Mathematics at the Tbilisi State University. Director of R. Agladze Institute of Inorganic Chemistry and Electrochemistry of Iv. Javakhishvili Tbilisi State University. Deputy Chair of the Appeal Board of the National center of the education quality development of Georgia. Editorial board of the Azerbadjan Journal "Chemical Problems". Member of the expert -advisory council of Department of Emergency Management of Ministry of internal affairs of Georgia. Published over 50 scientific articles and authored 3 patents.



Olga Chudakova

Program Administrator, Georgian Leadership Group

Ms. Chudakova served as Coordinator of scientific projects - Department of Scientific Program, Chief Specialist of Scientific Projects and Leading Engineer - Department of Planning and Financing of Research Works and Economics of Mining Industry. G. Tsulukidze Institute of Mining Mechanics, Tbilisi, Georgia



Vazha Bujiashvili

Lead, Georgian Engineering Group

Mr. Bujiashvili holds Masters Degree in Mechanical Engineering and has 35+ years hands on experience with design and manufacturing of mechanical equipment and managing multifunctional teams of engineers and technicians. Mr. Bujiashvili plays the key role in the design, fabrication, testing, refining and commissioning of all G3CT equipment built and used in Georgia. He is deeply involved in the equipment testing and provides recommendations for improvements. Mr. Bujiashvili has built a capable team of engineers and technicians, where each person plays his/her own role but is able to replace other team members as needed.

Offering Summary

Maximum 17,833* shares of Class B Non-Voting Common stock ($1,069,980)

*Maximum number of shares subject to adjustment for bonus shares. See share price discount bonus below.

Minimum 167 shares of Class B Non-Voting Common stock ($10,020)

Company	G3C Technologies Corporation
Corporate Address	233 Mt. Airy Road Suite 100, Basking Ridge New Jersey 07920
Description of Business	G3C Technologies Corporation (G3CT) is developing, testing and patenting innovative technologies for converting scrap tires into carbon black, which has high market demand. G3CT markets such technologies to achieve a worldwide processing of scrap tires and to significantly reduce production of virgin carbon black that is using scarce natural resources i.e. oil and gas.
Type of Security Offered	Class B Non-Voting Common Stock
Purchase Price of Security Offered	$60.00
Minimum Investment Amount (per investor)	$540.00

Perks*

Invest at least $1,000 and you will receive a G^{3}C windbreaker

Invest at least $2,100 and you will get **10%** discount on your price per share (e.g. if you invest $2,100 your price per share will be $55.26)

Invest at least $5,000 and you will get **14%** discount on your price per share (e.g. if you invest $5,040 your price per share will be $53.05)

Invest at least $10,000 and you will get **18%** discount on your price per share (e.g. if you invest $10,020 your price per share will be $50.86)

Invest at least $20,000 and you will get **22%** discount on your price per share (e.g. if you invest $20,040 your price per share will be $49.24)

Invest at least $40,000 and you will get **26%** discount on your price per share (e.g. if you invest $40,020 your price per share will be $47.64).

** Perks delivery occur after the offering is completed.*

*** Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.*

The 10% Bonus for StartEngine Shareholders

G3C Technologies Corporation will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering **within a 24-hour window of their campaign launch date.** This means you will receive a bonus for any shares you purchase in addition to all other discounts, i.e. you will receive a bonus for any shares you purchase. For example: if you buy 10 Common Non-Voting Shares at $60 / share, you will receive 1 Common Non-Voting bonus shares, meaning you'll own 11 shares for $600. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments; Any future or retroactive expense associated with this Reg CF campaign.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

Cars are a necessity in today's world have created one of the worst waste disposal problems for our planets each year one point seven billion tires become an end-of-life tires creating 18 million tons of waste despite the efforts to recycle end-of-life tires and to reduce the damaging effects of tire disposal close to 50% of the waste tires are still being incinerated and due to technical limitations only less than 1% to recover to make new tires this is why we develop triple green technology an innovative process to give a new life to these end-of-life tires by converting them to high-quality carbon black that can be used to make new tires and to end the pollution caused by new tire production and old tire disposal all rubber tires are made with carbon black a critical component providing the rubber with strength and durability tires of many parts which serve different functions and require different grades of carbon black this makes it very important for the carbon black recovery process to be able to produce all grades of carbon black needed for all parts of the tire carbon black is produced by incomplete combustion of fossil oil or gas a process that emits 19 million tons of carbon dioxide into our atmosphere each year disposal of waste tire by incineration adds another 18 million\ tons of carbon dioxide emission by virtue of the innovative process design and process control our patented triple green technology is the first and only scrap tire to carbon black conversion technology that is perfectly positioned to produce carbon black for all tire parts including tire tread which requires the highest grade carbon black.

(Sources: Notch Consulting. Inc. , 2018 Scrap Tire and Rubber Users Directory and G3CT Estimations.)

[Music]

The triple grain system is also the first and only scrap tire conversion process capable of producing specialty conductive carbon black suitable for cable coding into other semi-conductive applications triple green consists of three green advantages green one it doesn't produce any air water or solid waste pollution containing sulfur zinc and other contaminants present and tires CO2 emission is reduced by at least 80 percent compared to virgin carbon black manufacturing green to no fossil material is used for carbon black production Green 3 no fossil fuels are used as an energy source the system produces all the energy it needs after years of research and development we are ready to develop and deploy our portfolio of high grade carbon black products and to build a scaled-up demonstration system we are asking you to join us to solve one of our world's most damaging waste problems in a make our world world cleaner and greener together.

English (auto-generated)

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

RST



FILED

MAY 1 8 2018

STATE TREASURER

0406727264

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

G3C TECHNOLOGIES CORPORATION

This amended and restated certificate of incorporation (the "Certificate of Incorporation") is submitted for filing for the purpose of amending and restating the certificate of incorporation of a business corporation pursuant to Title 14A, Chapter 9, Section 5 of the New Jersey Business Corporation Act (the "Act").

Article I: Name

The name of the corporation is G3C Technologies Corporation (the "Corporation").

Article II: Registered Agent

The name of the current registered agent of the Corporation is:

Charles A. Bruder.

Article III: Registered Office

The current address of the registered office of the Corporation is:

c/o Norris McLaughlin & Marcus, P.A.
400 Crossing Blvd., 8th Floor
Bridgewater, NJ 08807

Article IV: Business Purpose

The purpose of the Corporation is to engage in any lawful activity for which corporations may be organized under the Act and to engage in any and all necessary or incidental activities.

Article V: Stock

The total number of shares of all classes of stock which the Corporation shall have authority to issue is Seven Hundred Fifty Thousand (750,000), which is a result of the authorization of fifteen thousand (15,000) shares of all classes of stock and the authorization of a 50:1 split of all classes of stock, with the total number of authorized shares of stock designated as follows: (i) Six Hundred Fifty Thousand (650,000) shares

2961000
5219633
5215634

of Common Stock, no par value, which shall be divided into Four Hundred Thousand (400,000) shares of Class A Voting Common Stock ("**Class A Common Stock**") and Two Hundred Fifty Thousand (250,000) shares of Class B Non-Voting Common Stock ("**Class B Common Stock**," and, collectively with the Class A Common Stock, the "**Common Stock**"); and (ii) One Hundred Thousand (100,000) shares of Preferred Stock, no par value ("**Series A Preferred Stock**");

    (a)   Common Stock.

    (1)   *General.* The voting, dividend, and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of the Preferred Stock set forth herein.

    (2)   *Voting.* The holders of the Class A Common Stock are entitled to one vote for each share of Class A Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The holders of Class B Non-Voting Common Stock shall not have any voting rights.

    (b)   Preferred Stock. One Hundred Thousand (100,000) shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series A Preferred Stock**" with the following rights, preferences, powers, privileges and restrictions, qualifications, and limitations.

    (1)   *Dividends.* The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series A Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series A Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series A Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or

2

series) and (B) multiplying such fraction by an amount equal to the Series A Original Issue Price (as defined below); *provided, however,* that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series A Preferred Stock pursuant to this Section 5(b)(1) shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series A Preferred Stock dividend. The "**Series A Original Issue Price**" shall mean $10 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock.

(2)   *Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations, and Asset Sales.*

(A)   <u>Preferential Payments to Holders of Series A Preferred Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to one times the Series A Original Issue Price, plus any dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled under this subsection (A), the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution If all amounts payable on or with respect to such shares were paid in full.

(B)   <u>Distribution of Remaining Assets</u>. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Series A Preferred Stock the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of the shares of Series A Preferred Stock and Common Stock, *pro rata* based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of the Certificate of Incorporation immediately prior to such liquidation, dissolution or winding up of the Corporation. The aggregate amount which a holder of a share of Series A

3

Preferred Stock is entitled to receive under Subsections (A) and (B) is hereinafter referred to as the "**Series A Liquidation Amount.**"

      (C)   Deemed Liquidation Events.

          (i)   Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least fifty one percent (51%) of the outstanding shares of Series A Preferred Stock elect otherwise by written notice sent to the Corporation at least ten (10) days prior to the effective date of any such event:

            (a)   a merger or consolidation in which

               (i)   the Corporation is a constituent party or

               (ii)   a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

            (b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

          (ii)   Effecting a Deemed Liquidation Event.

            (a)   The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2(C)(i)(a)(I) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the

4

Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2(A) and 2(B).

      (b)   In the event of a Deemed Liquidation Event referred to in Subsection 2(C)(i)(a)(II) or 2(C)(i)(b), if the Corporation does not effect a dissolution of the Corporation under the Business Corporation Act within ninety (90) days after such Deemed Liquidation Event, then (I) the Corporation shall send a written notice to each holder of Series A Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Series A Preferred Stock; and (II) if the holders of at least fifty one percent (51%) of the then outstanding shares of Series A Preferred Stock so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders (the "Available Proceeds"), to the extent legally available therefor, on the 150th day after such Deemed Liquidation Event, to redeem all outstanding shares of Series A Preferred Stock at a price per share equal to the Series A Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series A Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Series A Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares to have been redeemed as soon as practicable after the Corporation has funds legally available therefor. Prior to the distribution or redemption provided for in this Subsection 2(C)(ii)(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event.

      (III)   <u>Amount Deemed Paid or Distributed</u>. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

(iv) Allocation of Escrow. In the event of a Deemed Liquidation Event pursuant to Subsection 2(C)(i)(a)(I), if any portion of the consideration payable to the stockholders of the Corporation is placed into escrow and/or is payable only to the stockholders of the Corporation subject to contingencies, the Merger Agreement shall provide that (a) the portion of such consideration that is not placed in escrow and not subject to contingencies (the "Initial Consideration") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2(A) and 2(B) as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any additional consideration which becomes payable to the stockholders of the Corporation upon release from escrow or satisfaction of contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2(A) and 2(B) after taking into account the previous payment of the Initial Consideration as part of the same transaction.

(3) Series A Preferred Stock Protective Provisions. At any time when shares of Series A Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least fifty one (51%) of the then outstanding shares of Series A Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class:

(A) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series A Preferred Stock;

(B) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series A Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof;

(4) Notices. Any notice required or permitted by the provisions of this Article Fifth to be given to a holder of shares of Series A Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of

6

609-984-6851   12:42:18 p.m. 05-21-2018 10/16

05/18/2018 FRI 7:54 FAX →→→ NJ DOR - filing   008/009

the Business Corporation Act, and shall be deemed sent upon such mailing or electronic transmission."

(5) *Voting.* The holders of Series A Preferred Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings).

Article VI: Statement of Authority

The board of directors shall have the power to divide issued shares into classes or series. The board of directors shall also have the power to change the designation, number, and relative rights, preferences, and limitations of the issued shares. Any division of issued shares or changes to the rights, preferences, and limitations of issued shares may be effected by majority vote of the board of directors.

Article VII: Board of Directors

The number of directors constituting the current board of directors of the Corporation is one (1). The name and address of the current director is as follows:

Vitaly B. Khusidman, 65 King George Road, Warren, New Jersey 07059

Article VIII: Liability of Directors and Officers

A director or officer of the Corporation shall not be liable to the Corporation or its shareholders for monetary damages for an act or omission in the director's capacity as a director or in the officer's capacity as an officer, except to the extent the director or officer is found liable for: (a) a breach of the duty of loyalty to the Corporation or its shareholders, (b) an act or omission not in good faith that constitutes a breach of duty to the Corporation or an act or omission that involves intentional misconduct or a knowing violation of the law, or (c) a transaction from which the director or officer received an improper benefit.

Article IX: Execution

The undersigned declares, under penalties of perjury, that the statements made in the foregoing Amended and Restated Certificate of Incorporation are true.

Signature: *Vitaly Khusidman*   Date: May 15, 2018

Name: Vitaly B. Khusidman   Title: CEO

7

CERTIFICATE REQUIRED TO BE FILED WITH THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

G3C TECHNOLOGIES CORPORATION

Pursuant to N.J.S.A. 14A:9-5(5), the undersigned corporation hereby executes the following certificate:

FIRST: The name of the Corporation is G3C Technologies Corporation.

SECOND: The Amended and Restated Certificate of Incorporation was adopted on the 15th day of May, 2018.

THIRD: At the time of the adoption of the Amended and Restated Certificate of Incorporation, the number of shares issued and outstanding was 7,060. The total number of such shares entitled to vote thereon was 6,000, and all of the said issued and outstanding shares entitled to vote thereon voted in favor of the adoption of the Amended and Restated Certificate of Incorporation.

FOURTH: This Amended and Restated Certificate of Incorporation restates and integrates and further amends the Certificate of Incorporation of this corporation by:

ARTICLE V: The Certificate of Incorporation is amended for the purposes of authorizing 15,000 shares of common stock, authorizing a 50:1 split of all authorized common stock of this corporation including two classes of Common Stock – Class A Voting Common Stock and Class B Non-Voting Common Stock, as well as Series A Preferred Stock.

Signature: _Vitaly Khusidman_   Date: May 15, 2018

Name: Vitaly B. Khusidman   Title: CEO

STATE OF NEW JERSEY
DEPARTMENT OF TREASURY
FILING CERTIFICATION (CERTIFIED COPY)
0400727264

G3C TECHNOLOGIES CORPORATION

I, the Treasurer of the State of New Jersey,
do hereby certify, that the above named business
did file and record in this department the below
listed document(s) and that the foregoing is a
true copy of the
Certificate of Restated
Filed in this office on
May 18, 2018
as the same is taken from and compared with the
original(s) filed in this office on the date set
forth on each instrument and now remaining on file
and of record in my office.



IN TESTIMONY WHEREOF, I have
hereunto set my hand and affixed
my Official Seal at Trenton, this
21st day of May, 2018

Elizabeth Maher Muoio
State Treasurer

Certificate Number: 140527573

Verify this certificate online at

https://www1.state.nj.us/TYTR_StandingCert/JSP/Verify_Cert.jsp

Page 1 of 1.

AMENDED BY-LAWS

OF

G3C TECHNOLOGIES CORPORATION

ARTICLE I

SHAREHOLDERS

Section 1.   Annual Meeting. The annual meeting of the shareholders of the Corporation shall be held either within or without the State of New Jersey, at such time and place as the Board of Directors may designate in the call or in a waiver of notice thereof, or in the absence of Board action designating the time for such meeting, on the 15th of March of each year beginning with the year 2015 (or if such day be a Saturday, Sunday or legal holiday, then on the next succeeding day not a Saturday, Sunday or legal holiday) at 10:00 o'clock in the forenoon, for the purpose of electing directors and for the transaction of such other business as may properly be brought before the meeting.

Section 2.   Delayed Annual Meeting. If for any reason the annual meeting of the shareholders shall not be held on the day designated pursuant to Section 1 of this Article, or on any subsequent day to which it shall have been duly adjourned, such meeting may be called and held as a special meeting, and the same proceedings may be had and the same business may be transacted at such meeting as at any annual meeting.

Section 3.   Special Meetings. Special meetings of the shareholders may be called by the Board of Directors or by the President, at such times and at such place either within or without the State of New Jersey as may be stated in the call or in a waiver of notice thereof.

Section 4.   Notice of Meetings. Notice of the time, place and purpose of every meeting of shareholders shall be delivered personally or mailed not less than ten days nor more than sixty days previous thereto to each shareholder of record entitled to vote, at the shareholder's post office address appearing upon the records of the Corporation or at such other address as shall be furnished in writing by him to the Corporation for such purpose. Such further notice shall be given as may be required by law or by these By-Laws. Any meeting may be held without notice if all shareholders entitled to vote either are present in person or by proxy, or waive notice in writing, either before or after the meeting.

Section 5.   Quorum. The holders of record of at least a majority of the shares of the stock of the Corporation issued and outstanding and entitled to vote, present in person or by proxy, shall, except as otherwise provided by law or by these By-Laws, constitute a quorum at all meetings of the shareholders; if there be no such quorum, the

1

holders of a majority of such shares so present or represented may adjourn the meeting from time to time until a quorum shall have been obtained.

Section 6.   Organization of Meetings. Meetings of the shareholders shall be presided over by the Chairman of the Board, if there be one, or if he or she is not present, by the President, or if he is not present, by a chairman to be chosen at the meeting. The Secretary of the Corporation, or in his or her absence an Assistant Secretary, shall act as Secretary of the meeting, if present.

Section 7.   Voting. At each meeting of shareholders, except as otherwise provided by statute or the Certificate of Incorporation, every holder of record of stock entitled to vote shall be entitled to one vote in person or by proxy for each share of such stock standing in his or her name on the records of the Corporation. Elections of directors shall be determined by a plurality of the votes cast thereat and, except as otherwise provided by statute, the Certificate of Incorporation, or these By-Laws, all other action shall be determined by a majority of the votes cast at such meeting. Each proxy to vote shall be either in writing and signed, or given by telegram, radio, radiogram, cable, any means of electronic communication which results in writing or equivalent communication made by the shareholder or by his or her duly authorized agent.

At all elections of directors, the voting shall be in such other manner as may be determined by the Board of Directors, unless a shareholder present in person or by proxy entitled to vote at such election demands election by ballot. With respect to any other matter presented to the shareholders for their consideration at a meeting, any shareholder entitled to vote may, on any question, demand a vote by ballot.

A complete list of the shareholders entitled to vote at each such meeting, arranged in alphabetical order (within each class, series or group of shareholders maintained by the Corporation for convenience of reference) with the address of each, and the number of shares registered in the name of each shareholder, shall be prepared by the officer or agent having charge of the stock transfer books and shall be open to the examination of any shareholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or if not so specified, at the place where the meeting is to be held. The list shall also be produced or available by means of a visual display and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any shareholder who is present.

Section 8.   Inspectors of Election. The Board of Directors in advance of any meeting of shareholders may appoint one or more Inspectors of Election to act at the meeting or any adjournment thereof. If Inspectors of Election are not so appointed, the chairman of the meeting may, and on the request of any shareholder entitled to vote, shall, appoint one or more Inspectors of Election. Each Inspector of Election, before entering upon the discharge of his or her duties, shall take and sign an oath to faithfully execute the duties of Inspector of Election at such meeting with strict impartiality and according to the best of his or her ability. If appointed, Inspectors of Election shall take charge of the polls and, when the vote is completed, shall make a certificate of the result of the vote taken and of such other facts as may be required by law.

Section 9.   Action by Consent. Any action required or permitted to be taken at any meeting of shareholders may be taken without a meeting, if, prior to such action, a written consent or consents thereto, setting forth such action, is or are signed by the holders of record of all of the shares of stock of the Corporation or, in the alternative, by the holders of record of so many of the shares of the stock of the Corporation as are required by law for the taking of such action by written consent, if, either the Corporation solicits for such consents or proxies for consents from the holders of all of the shares of stock of the Corporation, issued, outstanding and entitled to vote, or promptly notifies all non-consenting holders of stock of the Corporation as required by law. Any such solicitation or notice to non-consenting shareholders hereunder shall specify at least the action to which the consent relates, its proposed effective date, any conditions precedent to such action, the date of tabulation of consents, and the rights of all shareholders who are entitled to dissent from such action, if any, together with the requisite procedure for assertion and enforcement of those rights. In the case of a merger, consolidation, or sale, lease, exchange or other disposition of substantially all of the assets of the Corporation, any required or permitted shareholder action may be taken by a prior written consent or consents to such action, setting forth the action to be taken, signed either by the holders of all of the shares of every class of issued and outstanding stock of the Corporation, or by the holders of all of the shares of stock of the Corporation, issued, outstanding and entitled to vote, with the same notice to all other holders of stock of the Corporation as is required hereunder to be sent to non-consenting shareholders.

ARTICLE II

DIRECTORS

Section 1.   Number, Quorum, Term, Vacancies, Removal. The Board of Directors of the Corporation shall consist of at least one but not more than fifteen persons. The number of directors may be determined by a resolution passed by a majority of the whole Board or by a vote of the holders of record of at least a majority of the shares of stock of the Corporation, issued and outstanding and entitled to vote.

A majority of the members of the Board of Directors then holding office shall constitute a quorum, which in no case shall be less than one-third of the total number of directors or less than two directors, except that when the entire Board consists of one Director, then one director shall constitute a quorum for the transaction of business, but if at any meeting of the Board there shall be less than a quorum present, a majority of those present may adjourn the meeting from time to time until a quorum shall have been obtained.

Directors shall hold office until the next annual election and until their successors shall have been elected and shall have qualified, unless sooner displaced.

Whenever any vacancy shall have occurred in the Board of Directors, by reason of death, resignation, increase in the authorized number of directors, or otherwise, other than removal of a director with or without cause by a vote of the shareholders, or is scheduled to occur pursuant to a resignation tendered to the Board effective at a future date, it shall be filled by a majority of the directors then holding office though less than a quorum (except as otherwise provided by law), or in the case of a subsequently effective resignation, by such a majority of the directors including the resignee, or by the shareholders, and the person so chosen shall hold office until the next annual election and until his or her successor is duly elected and has qualified.

Any one or more of the directors of the Corporation may be removed either with or without cause at any time by a vote of the holders of record of at least a majority of the shares of stock of the Corporation, issued and outstanding and entitled to vote, or removed with cause at any time by a majority of the whole Board, and thereupon the term of the director or directors who shall have been so removed shall forthwith terminate and there shall be a vacancy or vacancies in the Board of Directors, to be filled as provided in these By-Laws. A majority of the whole Board may suspend any one or more of the directors of the Corporation pending a final determination that cause for removal exists.

Section 2.   Meetings, Notice. Meetings of the Board of Directors shall be held at such place either within or without the State of New Jersey, as may from time to time be fixed by resolution of the Board, or as may be specified in the call or in a waiver of notice thereof. Regular meetings of the Board of Directors shall be held at such times as may from time to time be fixed by resolution of the Board, and special meetings may be held at any time upon the call of one director, the Chairman of the Board, if one be elected, or the President, by oral, electronic or written notice, duly served on or sent or mailed to each director not less than two days before such meeting. A meeting of the Board may be held without notice immediately after the annual meeting of shareholders at the same place at which such meeting was held. Notice need not be given of regular meetings of the Board or of any special meeting when its time and place are determined in advance by a quorum of the Board. Any meeting may be held without notice, if all directors are present, or if notice is waived in writing, either before or after the meeting, by those not present. Where appropriate communication facilities are reasonably available, any or all directors shall have the right to participate in all or any part of a meeting of the Board by means of conference telephone or any other means of communication by which all persons participating in the meeting are able to hear each other.

Section 3.   Committees. The Board of Directors may, in its discretion, by resolution passed by a majority of the whole Board, designate from among its members one or more committees which shall consist of one or more directors. The Board may designate one or more directors as alternate members of any such committee, who may replace any absent or disqualified member at any meeting of the committee. Such committees shall have and may exercise such powers as shall be conferred or authorized by the resolution appointing them. A majority of any such committee may determine its action and fix the time and place of its meetings, including meetings by telephone conference call or similar means of communication, unless the Board of Directors shall otherwise provide. The Board shall have power at any time to change the membership of any such committee, to fill vacancies in it, or to dissolve it.

Section 4.   Action by Consent. Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting, if prior to such action a written consent or consents thereto is signed by all members of the Board, or of such committee as the case may be, and such written consent or consents is filed with the minutes of proceedings of the Board or committee.

Section 5.   Compensation. The Board of Directors may determine, from time to time, the amount of compensation which shall be paid to its members. The Board of Directors shall also have power, in its discretion, to allow a fixed sum and expenses for attendance at each regular or special meeting of the Board, or of any committee of the Board; in addition, the Board of Directors shall also have power, in its discretion, to provide for and pay to directors rendering services to the Corporation not ordinarily rendered by directors, as such, special compensation appropriate to the value of such services, as determined by the Board from time to time.

Section 6.   Directors' Voting; Quorum of Board of Directors and Committees; Action of Directors Without a Meeting. Each director shall have one vote at meetings of the board or at meetings of board committees unless the certificate of incorporation provides the director is entitled to more than one vote pursuant to a provision in the certificate of incorporation consistent with *N.J.S.A. 14A:6-7.1(2)*.

The certificate of incorporation may provide either that one or more directors elected by the holders of shares of a class or series shall have more than one vote or that the shareholders at an annual or special meeting shall have the right to designate one or more directors who shall have more than one vote. The certificate of incorporation shall also specify either the number of votes which those directors shall have or that the shareholders electing those directors shall have the right to specify the number of votes which the directors shall have. Any person appointed by the board to fill a vacancy of a directorship with more than one vote shall have only one vote unless otherwise provided by the certificate of incorporation. If a director has more than one vote as provided in this subsection, any reference to the vote or act of a majority of the board, of the directors, or of the entire board, or similar language, means the vote or act of directors who are entitled to cast a majority of the votes.

The participation of directors with a majority of the votes of the entire board, or of any committee thereof, shall constitute a quorum for the transaction of business, unless the certificate of incorporation or the By-laws provide that a greater or lesser proportion shall constitute a quorum, which in no case shall be less than one-third of the votes of the entire board or committee.

Any action approved by a majority of the votes of directors present at a meeting at which a quorum is present shall be the act of the board or of the committee, unless this act, or the certificate of incorporation or the By-laws requires a greater proportion, including a unanimous vote.

Unless otherwise provided by the certificate of incorporation or By-laws, any action required or permitted to be taken pursuant to authorization voted at a meeting of the board or any committee thereof, may be taken without a meeting if, prior or subsequent to the action, all members of the board of such committee, as the case may be, consent thereto in writing and the written consents are filed with the minutes of the proceedings of the board of committee. Such consent shall have the same effect as a unanimous vote of the board or committee for all purposes, and may be stated as a unanimous vote in any certificate or other document filed with the Secretary of State.

ARTICLE III

OFFICERS

Section 1.   Titles and Election. The officers of the Corporation, who shall be chosen by the Board of Directors at its first meeting after each annual meeting of shareholders, shall be a President, a Treasurer and a Secretary. The Board of Directors from time to time may elect a Chairman of the Board, one or more Vice Presidents, Assistant Secretaries, Assistant Treasurers and such other officers and agents as it shall deem necessary, and may define their powers and duties. Any number of offices may be held by the same person.

Section 2.   Terms of Office. The officers shall hold office until their successors are chosen and qualify.

Section 3.   Removal. Any officer may be removed, either with or without cause, at any time, by the affirmative vote of a majority of the Board of Directors.

Section 4.   Resignations. Any officer may resign at any time by giving written notice to the Board of Directors or to the Secretary. Such resignations shall take effect at the time specified therein, and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 5.   Vacancies. If the office of any officer or agent becomes vacant by reason of death, resignation, retirement, disqualification, removal from office or otherwise, the directors may choose a successor, who shall hold office for the unexpired term in respect of which such vacancy occurred.

Section 6.   Chairman of the Board. The Chairman of the Board of Directors, if one be elected, shall preside at all meetings of the Board of Directors and of the shareholders, and he or she shall have and perform such other duties as from time to time may be assigned to him or her by the Board of Directors.

Section 7.   President. The President shall be the chief executive officer of the Corporation and, in the absence of the Chairman, shall preside at all meetings of the Board of Directors, and of the shareholders. He or she shall exercise the powers and perform the duties usual to the chief executive officer and, subject to the control of the Board of Directors, shall have general management and control of the affairs and business of the Corporation; he or she shall appoint and discharge employees and agents of the Corporation (other than officers elected by the Board of Directors) and fix their compensation; and he shall see that all orders and resolutions of the Board of Directors are carried into effect. He shall have the power to execute bonds, mortgages and other contracts, agreements and instruments of the Corporation, and shall do and perform such other duties as from time to time may be assigned to him or her by the Board of Directors.

Section 8.   Vice Presidents. If chosen, the Vice Presidents, in the order of their seniority, shall, in the absence or disability of the President, exercise all of the powers and duties of the President. Such Vice Presidents shall have the power to execute bonds, notes, mortgages and other contracts, agreements and instruments of the Corporation, and shall do and perform such other duties incident to the office of Vice President and as the Board of Directors, or the President, shall direct.

Section 9.   Secretary. The Secretary shall attend all sessions of the Board and all meetings of the shareholders and record all notes and the minutes of proceedings in a book to be kept for that purpose. He or she shall give, or cause to be given, notice of all meetings of the shareholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors. The Secretary shall affix the corporate seal to any instrument requiring it, and when so affixed, it shall be attested by the signature of the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer who may affix the seal to any such instrument in the event of the absence or disability of the Secretary. The Secretary shall have and be the custodian of the stock records and all other books, records and papers of the Corporation (other than financial) and shall see that all books, reports, statements, certificates and other documents and records required by law are properly kept and filed.

Section 10.   Treasurer. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all monies and other valuable effects in the name and to the credit of the Corporation, in such depositories as may be designated by the Board of Directors. He or she shall disburse the funds of the Corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the directors whenever they may require it, an account of all his or her transactions as Treasurer and of the financial condition of the Corporation.

Section 11.   Duties of Officers may be Delegated. In case of the absence or disability of any officer of the Corporation, or for any other reason that the Board may deem sufficient, the Board may delegate, for the time being, the powers or duties, or any of them, of such officer to any other officer, or to any director.

ARTICLE IV

INDEMNIFICATION

Section 1.   Actions by Others. The Corporation (1) shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was a director, officer or trustee of the Corporation or of any constituent corporation absorbed by the Corporation in a consolidation or merger and (2) except as otherwise required by Section 3 of this Article, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she (a) is or was an employee or agent or the legal representative of a director, officer, trustee, employee or agent of the Corporation or of any absorbed constituent corporation, or (b) is or was serving at the request of the Corporation or of any absorbed constituent corporation as a director, officer, employee, agent of or participant in another corporation, partnership, joint venture, trust or other enterprise, or the legal representative of such a person against expenses, costs, disbursements (including attorneys' fees), judgments, fines and amounts actually and reasonably incurred by him or her in good faith and in connection with such action, suit or proceeding if he or she acted in a manner he or she generally believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not meet the applicable standard of conduct.

Section 2.   Actions by or in the Right of the Corporation. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, trustee, employee or agent of the Corporation or of any constituent corporation absorbed by the Corporation by consolidation or merger, or the legal representative of any such person, or is or was serving at the request of the Corporation or of any absorbed constituent corporation, as a director, officer, trustee, employee, agent of or participant, or the legal representative of any such person in another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation in the performance of his or her duty to the Corporation unless and only to the extent that the New Jersey Superior Court or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the New Jersey Superior Court or such other court shall deem proper.

Section 3. Successful Defense. To the extent that a person who is or was a director, officer, trustee, employee or agent of the Corporation or of any constituent corporation absorbed by the Corporation by consolidation or merger, or the legal representative of any such person, has been successful on the merits or otherwise in defense of any action, suit proceeding referred to in Section 1 or Section 2 of this Article, or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

Section 4. Specific Authorization. Any indemnification under Section 1 or Section 2 of this Article (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, trustee, employee, agent, or the legal representative thereof, is proper in the circumstances because he or she has met the applicable standard of conduct set forth in said Sections 1 and 2. Such determination shall be made (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, a quorum of disinterested directors so directs, by independent legal counsel for a written opinion, or (3) by the shareholders.

Section 5. Advance of Expenses. Expenses incurred by any person who may have a right of indemnification under this Article in defending civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized in the specific case, in the same manner as a determination that indemnification is proper under Section 4 of this Article upon receipt of an undertaking by or on behalf of the director, officer, trustee, employee, or the legal representative thereof, to repay such amount unless it shall ultimately be determined that he or she is entitled to be indemnified by the Corporation pursuant to this Article.

Section 6. Right of Indemnity not Exclusive. The indemnification provided by this Article shall not exclude any other rights to which those seeking indemnification may be entitled under the certificate of incorporation of the Corporation or any By-Law agreement, vote of shareholders or otherwise, and shall continue as to a person who has ceased to be a director, officer, trustee, employee, agent or the legal representative thereof, and shall inure to the benefit of the heirs, executors, and administrators of such a person.

Section 7. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, trustee, employee or agent of the Corporation or of any constituent corporation absorbed by the Corporation by consolidation or merger or the legal representative of such person or is or was serving at the request of the Corporation or of any absorbed constituent corporation as a director, officer, trustee, employee or agent of or participant in another corporation, partnership, joint venture, trust or other enterprise, or the legal representative of any such person against any liability asserted against him or her and incurred by him or her in any such capacity, arising out of his or her status as such or by reason of his or her being or having been such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of this Article, Section *14A:3-5* of the New Jersey Business Corporation Act, or otherwise.

Section 8.   Invalidity of any Provision of this Article. The invalidity or unenforceability of any provision of this Article shall not affect the validity or enforceability of the remaining provisions of this Article.

ARTICLE V

CAPITAL STOCK

Section 1.   Certificates. The shares of the Corporation may be issued in book-entry form or evidenced by certificates. However, every owner of stock of the Corporation shall be entitled upon request to have a certificate or certificates, to be in such form as the Board of Directors shall prescribe, certifying the number and class of shares of the stock of the Corporation owned by him or her. To the extent that shares of stock are represented by certificates, the certificates representing shares of such stock shall be numbered in the order in which they shall be issued and shall be signed by or in the name of the Corporation by the by the Chairman of the Board, if any, or by the President or a Vice President and may be countersigned by the Secretary, or the Treasurer, or an Assistant Secretary, or an Assistant Treasurer. Any or all of the signatures on the certificates may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon any such certificate shall thereafter have ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may nevertheless be issued by the Corporation with the same effect as though the person who signed such certificate, or whose facsimile signature shall have been placed thereupon, where such officer, transfer agent or registrar at the date of issue. A record shall be kept of the respective names of the persons, firms or corporations owning the stock represented by such certificates or held in book-entry form, the number and class of shares represented by such certificates or held in book-entry form, respectively, and the respective dates thereof, and in case of cancellation the respective dates of cancellation. Every certificate surrendered to the Corporation for exchange or transfer shall be cancelled, and no new certificate shall be issued (or book entry made) in exchange for any existing certificate until such existing certificate shall been so cancelled, except in cases provided for in Section 4 of the Article V of the Bylaws.

Section 2.   Transfer. Transfer of shares of stock of the Corporation shall be made only on the books of the Corporation by the registered holder of the thereof, or by his or her attorney thereunto authorized by power of attorney duly executed and filed with the Secretary, or with a transfer clerk or a transfer agent appointed as provided in Section 3 of the Article V of the Bylaws, and if such shares are represented by a certificate, upon surrender of the certificate or certificates for such shares properly endorsed and the payment of all taxes thereon. The person in whose name shares of stock stand on the books of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation. Whenever any transfer of shares shall be made for collateral security, and not absolutely, such fact shall be stated expressly in the entry of transfer if, when the certificate or certificates shall be presented to the Corporation for transfer, both the transferor and the transferee request the Corporation to do so.

Section 3.   Regulations. The Board of Directors may make such rules and regulations as it may deem expedient, not inconsistent with the Bylaws, concerning the issue, transfer and registration of certificated or uncertificated shares of the stock of the Corporation. It may appoint, or authorize any officer or officers to appoint, one or more transfer clerks or one or more transfer agents and one or more registrars, and may require all certificates for stock to bear the signature or signatures of any of them.

Section 4.   Lost, Stolen, Destroyed, And Mutilated Certificates. In any case of loss, theft, destruction, or mutilation of any certificate of stock, another certificate or uncertificated shares may be issued in its place upon proof of such loss, theft, destruction, or mutilation and upon the giving of a bond of indemnity to the Corporation in such form and in such sum as the Board of Directors may direct; provided, however, that a new certificate or uncertified shares may be issued without requiring any bond when, in the judgement of the Board of Directors, it is proper so to do.

Section 5.   Fixing Date for Determination of Shareholders of Record. In order that the Corporation may determine the shareholders entitled to notice of any meeting of shareholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any other change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 60 days prior to any other action. If the Board of Directors shall fix a record date, such date shall also be the record date for determining the shareholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining shareholders entitled to notice of and to vote at a meeting of shareholders shall be at the close of business on the next preceding day on which the meeting is held. If, in any case involving the determination of shareholders for any purpose other than notice of or voting at a meeting of shareholders, the Board of Directors shall not fix such a record date, the record date for determining shareholders for such purpose shall be the close of business on the day on which the Board of Directors shall adopt the resolution relating thereto. A determination of shareholders entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of such meeting; provided, however, that the Board of Directors may fix a new record date for determination of shareholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for shareholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of shareholders entitled to vote in accordance herewith at the adjourned meeting.

ARTICLE VI

CONTRACTS AND FINANCIAL TRANSACTIONS

Section 1. Contracts. When the execution of any contract, conveyance, or other instrument, has been authorized by the Board of Directors, or in the case of such contract, conveyance or other instrument, between the Corporation and any director or any corporation, firm, association or entity in which a director of the Corporation has a direct or indirect interest, has been authorized as set out in the New Jersey Business Corporation Act, without specification as to the executing officer, the President, or a Vice President may execute the same in the name and on behalf of the Corporation, and the Secretary, an Assistant Secretary or the Secretary-Treasurer may attest to that execution and affix the corporate seal thereto.

Section 2. Checks, Notes, Etc. All checks and drafts on the Corporation's bank accounts and all bills of exchange and promissory notes, and all acceptances, obligations and other instruments for the payment of money, may be signed by the President or any Vice President and may also be signed by such other officer or officers, agent or agents, as shall be thereunto authorized from time to time by the Board of Directors.

Section 3. Loans to Directors, Officers and Employees. The Corporation may authorize the loaning of money, guaranteeing of obligations or other assistance to any director, officer or employee of the Corporation or of any subsidiary whenever in judgment of the Board such loan, guarantee or assistance may reasonably be expected to benefit the Corporation. Any such loan, guarantee or assistance may be made with or without interest, and may be unsecured, or secured in such manner as the Board shall approve.

ARTICLE VII

MISCELLANEOUS PROVISIONS

Section 1. Registered Office and Agent. The registered office of the Corporation shall be located at Norris McLaughlin & Marcus, 721 Route 202-206, Bridgewater, New Jersey 08807. The Corporation may have other offices either within or without the State of New Jersey at such places as shall be determined from time to time by the Board of Directors or the business of the Corporation may require. The registered agent at such office is Charles A. Bruder, Esq.

Section 2.   Fiscal Year. The fiscal year of the Corporation shall be determined by the Board of Directors.

Section 3.   Corporate Seal. The seal of the Corporation shall be circular in form and contain the name of the Corporation, and the year and state of its incorporation. Such seal may be altered from time to time at the discretion of the Board of Directors.

Section 4.   Books. There shall be kept at such office of the Corporation as the Board of Directors shall determine, within or without the State of New Jersey, correct books and records of account of all its business and transactions, minutes of the proceedings of its shareholders, Board of Directors and committees, and the stock book, containing the names and addresses of the shareholders, the number of shares held by them, respectively, and the dates when they respectively became the owners of record thereof, and in which the transfer of stock shall be registered, and such other books and records as the Board of Directors may from time to time determine.

Section 5.   Voting of Stock. Unless otherwise specifically authorized by the Board of Directors, all rights and powers, including any right to vote, incident to any stock owned by the Corporation, other than stock of the Corporation, shall be exercised in person or by proxy, by the President or any Vice President of the Corporation on behalf of the Corporation in no more restricted manner or limited extent than would apply to any owner thereof.

ARTICLE VIII

AMENDMENTS

Section 1.   Amendments. The vote of the holders of at least a majority of the shares of stock of the Corporation, issued and outstanding and entitled to vote, shall be necessary at any meeting of shareholders to amend or repeal these By-Laws or to adopt new by-laws. These By-Laws may also be amended or repealed, or new by-laws adopted, at any meeting of the Board of Directors by the vote of at least a majority of the entire Board; provided that any by-law adopted by the Board may be amended or repealed by the shareholders in the manner set forth above.

Any proposal to amend or repeal these By-Laws or to adopt new by-laws shall be stated in the notice of the meeting of the Board of Directors or the shareholders, or in the waiver of notice thereof, as the case may be, unless all of the directors or the holders of record of all of the shares of stock of the Corporation, issued and outstanding and entitled to vote, are present at such meeting.